02015839

HBOS plc

The Mound,
EDINBURGH
EH1 1YZ

Telephone: Direct Line 0131 243 5562
Switchboard 0131 442 7777
Fax 0131 243 5516

Securities and Exchange Commission,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

RECEIVED MAR 1 1 2002 SEC MAIL PROCESSING WASH. D.C. 354 SECTION

Our Ref:

Your Ref: 82/3240 and 82/5003

28 February, 2002

Dear Sirs, Bank of Scotland

Re: Exemption filing pursuant to Rule 12g3-2(b)

I refer to the US Securities Exchange Act 1934 Section 12(g) and specifically the exemption held under Rule 12(g)3-2(b) for securities of the Governor and Company of the Bank of Scotland (now part of HBOS plc). Pursuant to the ongoing obligation to provide relevant information I now enclose copies of announcements made to the London Stock Exchange as detailed below.

Yours faithfully,

Company Secretary's Department.

SUPPL

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

Date:	Announcement:
25.2.02	HBOS plc Comparative Results for the period ended 31st December 2000
27.2.02	Final Results for year to 31.12.01
27.2.02	Details of Placing of up to 150m shares
27.2.02	Halifax plc Prelim Results for year to 31.12.01
27.2.02	Details of final dividend for year to 31.12.01
28.2.02	Results of Placing of new HBOS plc Ordinary Shares.
28.2.02	HBOS plc Placing of 150 Million Ordinary Shares - Stabilisation Notice.

dlw 3/14

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 11 2002
WASH, D.C. 354

Company	HBOS PLC
TIDM	HBOS
Headline	Results of Placing
Released	07:01 28 Feb 2002
RNS Number	1628S

HBOS plc

28th February 2002

NOT FOR RELEASE OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

HBOS plc

Results of Placing of new HBOS plc (HBOS) ordinary shares

HBOS is pleased to announce that, further to yesterday's announcement of its proposed Placing, 150 million new ordinary shares have been successfully placed following completion of an accelerated bookbuilding process. The Placing Price has been set at 740 pence per share, raising approximately £1,094 million, net of expenses. HBOS has also granted to Cazenove & Co. Ltd ("Cazenove") an over allotment option of up to 22.5 million additional new ordinary shares.

Cazenove acted as Global Co-ordinator and Sole Bookrunner. Cazenove, Dresdner Kleinwort Wasserstein and Lazard were Joint Lead Managers.

The new ordinary shares will be credited as fully paid and rank pari passu in all respects with HBOS's existing ordinary shares, including the right to receive the recommended final dividend of 18.7 pence per share. Application has been made for the new ordinary shares to be admitted to the Official List maintained by the United Kingdom Listing Authority and to be admitted to trading by the London Stock Exchange on its market for listed securities. It is expected that admission will become effective and dealings will commence on 5 March 2002. There will be no facility for conditional dealings on the London Stock Exchange prior to admission.

Enquiries

Cazenove (020) 7588 2828

David Mayhew

Tim Wise

Dresdner Kleinwort Wasserstein (020) 7623 8000

Jim Hamilton

David Hutchison

Lazard (020) 7588 2721

Marcus Agius

Paul Gismondi

Jon Hack

HBOS shares. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.

This announcement is not an offer of the HBOS shares for sale into the United States. The HBOS shares have not been and will not be registered under the US Securities Act of 1933 and may not be offered or sold in the United States unless they are registered or exempt from registration. There will be no public offer of HBOS shares into the United States.

Cazenove is acting for HBOS in connection with the Placing and no-one else, and will not be responsible to anyone other than HBOS for providing the protections afforded to clients of Cazenove or for giving advice in relation to the Placing.

Dresdner Kleinwort Wasserstein is acting for HBOS in connection with the Placing and no-one else, and will not be responsible to anyone other than HBOS for providing the protections afforded to clients of Dresdner Kleinwort Wasserstein or for giving advice in relation to the Placing.

Lazard is acting for HBOS in connection with the Placing and no-one else, and will not be responsible to anyone other than HBOS for providing the protections afforded to clients of Lazard or for giving advice in relation to the Placing.

Stabilisation/FSA

END

END

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 1 1 2002
WASH, D.C.
354

RNS Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Stabilisation Notice
Released	07:02 28 Feb 2002
RNS Number	1683S

RNS Number:1683S
HBOS PLC
28 February 2002

HBOS PLC Placing of 150 million Ordinary Shares
Stabilisation Notice

- Cazenove & Co. Ltd, as stabilising manager, hereby notifies the London Stock Exchange of the following details in accordance with Core Dealing Rule 2:13:-

  Security to be stabilised: ordinary shares of 25p each in HBOS PLC (ISIN NUMBER: GB 0030587504)

- Stabilising Manager: Cazenove & Co. Ltd. Contact: Greg Bennett (020 7825 9865)

- Stabilisation period commences: 7:00 am Thursday 28th February 2002

- Stabilisation period ends: 5.00pm Thursday 14th March 2002

- Placing price: 740 pence per share

- There are no associated securities being stabilised

- Stabilisation, if commenced, may be discontinued at any time

Stabilisation/FSA

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The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Dividend
Released	08:08 27 Feb 2002
RNS Number	0956S

RNS Number:0956S
HBOS PLC
27 February 2002

FINAL DIVIDEND
SECURITY TITLE
*Ord Shs

MNEMONIC CODE	*HBOS
SEDOL CODE	*3-058-750
DIVIDEND AMOUNT	*18.7p
TOTAL	*28.0p
PROVISIONAL EX DATE	*13-03-02
RECORD DATE	*15-03-02
PAYMENT DATE	*31-05-02
NOTES *	

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Company	HBOS PLC
TIDM	HBOS
Headline	Halifax Plc Prelim Results
Released	07:18 27 Feb 2002
RNS Number	0883S

INTRODUCTION

The Directors present the consolidated preliminary results of Halifax plc for the year ended 31 December 2001. Halifax plc is a subsidiary undertaking of Halifax Group plc. The Company's ultimate parent undertaking is HBOS plc. A comprehensive review of the performance of the HBOS Group is presented in the preliminary results announcement of HBOS plc. A review of the performance of the Halifax plc group is presented below.

Halifax plc has listed preference shares originally issued as part of the consideration for the acquisition of the business of Birmingham Midshires Building Society in 1999. These preference shares are the only listed shares of Halifax plc.

BUSINESS SECTOR ANALYSIS

The business sector profit and loss accounts of the Halifax plc group presented below exclude the impact of exceptional items and Intelligent Finance. The business sectors have been aligned, following the merger of Halifax Group plc with the Bank of Scotland Group, with those of the HBOS Group.

The five business sectors of the HBOS Group comprise:

Retail Banking	the existing retail operations and consumer credit businesses of Halifax and Bank of Scotland;
Insurance & Investment	long term savings and personal lines insurance activities, including the businesses carried on by Clerical Medical, Halifax Financial Services, Halifax Equitable, St. James's Place Capital plc, St. Andrew's Group, esure and the HBOS Group's asset management business;
Corporate Banking	the existing business base of Bank of Scotland corporate banking serving the financial needs of large corporate clients, together with certain structured finance activities based within Halifax;
Business Banking	the existing business banking activities of Bank of Scotland serving the financial needs of SMEs extended through Halifax's distribution channels and customer base; also includes asset finance, vehicle management and contract hire; and Birmingham Midshires' Commercial activities; and
Treasury	the management of wholesale funding activities, liquidity, risk management, investment and proprietary trading.

The business sectors presented for Halifax plc are in line with the HBOS Group sectors. However, due to the dominance of the Retail Banking sector within Halifax plc's activities, the remaining businesses together with Group Items are amalgamated for presentation as 'Other Activities'. Comparative figures for the segmental analysis have been restated accordingly.

Business Sector Profit & Loss Account	**For the year ended 31 December 2001**		
	Retail Banking	**Other Activities**	**Total**
	£m	**£m**	**£m**
Net interest income	**2,031**	**268**	**2,299**
Non-interest income	**478**	**105**	**583**
Operating income	**2,509**	**373**	**2,882**
Operating expenses	**(1,216)**	**(222)**	

Operating profit before provisions	1,293	151	(1,438)

			1,444
Provisions for bad and doubtful debts	(104)	1	

			(103)
Provisions for contingent liabilities and commitments	-	5	

			5
Amounts written off fixed asset investments	-	(9)	

Share of (losses)/profits in joint ventures	**(5)**	**12**	**(9)**

			7
Pre-tax profit*	**1,184**	**160**	

	1,344

*Excluding exceptional items and Intelligent Finance

Business Sector Profit & Loss Account

	For the year ended 31 December 2000 Retail Banking £m	Other Activities £m	Total £m
Net interest income	2,132	271	2,403
Non-interest income	450	253	703
Operating income	2,582	524	3,106
Operating expenses	(1,126)	(222)	(1,348)
Operating profit before provisions	1,456	302	1,758
Provisions for bad and doubtful debts	(89)	(1)	(90)
Provisions for contingent liabilities and commitments	-	-	-
Amounts written off fixed asset investments	-	-	-
Share of losses in joint ventures	(2)	(1)	(3)
Pre-tax profit*	1,365	300	1,665

*Excluding exceptional items and Intelligent Finance

RETAIL BANKING

	2001 £m	2000 £m
Net interest income	**2,031**	2,132
Non-interest income	**478**	450
Operating income	**2,509**	2,582
Operating expenses	**(1,216)**	(1,126)
Operating profit before provisions	**1,293**	1,456
Provisions for bad and doubtful debts	**(104)**	(89)
Share of losses in joint ventures	**(5)**	(2)
Pre-tax profit*	**1,184**	1,365
Net interest margin**	**1.99%**	2.25%
Net interest spread**	**1.87%**	2.06%

*Excluding exceptional items and Intelligent Finance
**Excluding Intelligent Finance

Intelligent Finance

	2001 £m	2000 £m
Net interest income	**(22)**	-
Non-interest income	**(2)**	-
Operating income	**(24)**	-
Operating expenses	**(118)**	(88)
Operating loss before provisions	**(142)**	(88)
Provisions for bad and doubtful debts	**(12)**	-
Pre-tax loss	**(154)**	(88)

Strategy

The Halifax Retail Banking business operates within, and follows the strategy of, the HBOS Retail Banking business sector.

For many years, retail banks in the UK have earned high profits from exploiting the inertia of their customer bases, offering expensive, complicated products and poor value for money. HBOS Retail Bank has set out to be fundamentally different, offering customers outstanding value for money right across all products.

Distribution

The Halifax Retail Banking business serves 18 million personal customers through its extensive distribution reach. Halifax Retail Banking's brands are each positioned to compete in a specific market segment. Halifax has a long tradition of serving mainstream consumers. Intelligent Finance serves a generally younger and financially sophisticated consumer. Birmingham Midshires is a specialist brand meeting specific customers' borrowing needs.

We operate across the entire range of financial services distribution channels (retail branches, agencies, estate agencies, telephone, Internet and via intermediaries).

We have 800 branches and are represented in every single major town in the UK, with many branches in prime retail sites and we are determined to be in the best locations for our customers.

We also operate 700 Halifax 'agencies' (typically based within estate agents or solicitors) where customers can carry out basic banking transactions. These agencies have helped provide our

Through a chain of estate agency outlets we are the second largest estate agency in the country under the brand of Halifax Estate Agents providing home buying services and also another distribution outlet through which we supply mortgages.

Through Intelligent Finance we are at the forefront of developing telephone and Internet banking. Intelligent Finance is a unique product concept which gives exceptional value for money for customers through 'netting off' a customer's borrowings and savings.

Through our Call Centres we offer a complete range of products and services over the phone.

In addition, we also offer a comprehensive online banking service. Over 1 million customers now benefit from the convenience of this service and the great value offered by special online products, such as Web Saver, a savings account customers can design for themselves and operate entirely over the Internet.

We are also a leading provider of mortgages through the intermediary channel through the Halifax, Birmingham Midshires and Intelligent Finance brands.

Performance

We have been rewarded with exceptional sales and retention performance in 2001.

Our approach to pricing in the mortgage market so as to achieve much better customer retention, together with our investment in Intelligent Finance, paid huge dividends in the mortgage market where Halifax took 25% (2000: 10%) market share of net lending.

The planned reductions in retail spreads, the acceleration of sales and improvements in retention have all been in line with market expectations borne out of public statements on these issues.

As planned, the Halifax Retail Operations element of this spread, which excluded consumer credit, reduced to 170bp from 193bp in the full year in 2000. The spread reduction of 23bp was all taken in the first half of 2001 with spreads held at this same level in the second half of the year. The total spread reduction was invested in competitive pricing in mortgages, savings, current accounts and consumer credit products in pursuit of targeted sales growth.

In 2001 we launched the high street current account which currently pays 20 times more interest than the traditional high street banks and charges approximately half the overdraft rates of the main competitors. As a result, in 2001, Halifax took an estimated 20% market share nationally of new or transferred current accounts.

In 2001, Halifax Retail Banking issued more than 1 million credit cards.

In the personal lending markets we have also achieved growth in 2001 under the Halifax brand with lending up 44% to £3.0bn.

Halifax Retail Banking saw balances in savings and banking products increase by £6.7bn (including Intelligent Finance) in the year. It is comfortably the No. 1 savings provider in the UK with over 15 million customers and a massive £87.8bn of balances. Proof of the enduring popularity of the Halifax savings franchise stems from the fact that we achieved a 25% share of new money into cash ISAs in the first six months of the 2002 tax year.

In its first full year as part of the HBOS family of famous brands, Intelligent Finance delivered an outstanding performance. 90% of the business gained was new to the HBOS Group.

- 9% net mortgage lending market share with an average balance of £100,000 (industry average £77,000)
- average loan to value of 63% (industry average 70%)

- 70,000 new current accounts
- £239m of sales of personal loans
- 31,000 credit cards

Intelligent Finance remains on course to break even by the end of 2003.

Mortgage credit quality as measured by arrears performance and closing provisions as a percentage of loan assets improved in the year. Once again the focus in mortgage lending is towards the lower loan to value propositions and in consumer credit we have made good progress in reducing the provisions charge as a percentage of outstandings.

Prospects

The future for a retail bank genuinely committed to deliver growth to its shareholders is all about giving value and superb service to its customers. We believe only one bank in the UK truly thinks this way and is striving to make that experience an everyday reality for customers. That bank is HBOS.

OTHER ACTIVITIES

	2001 £m	2000 £m
Net interest income	**268**	271
Non-interest income	**105**	253
Operating income	**373**	524
Operating expenses	**(222)**	(222)
Operating profit before provisions	**151**	302
Provisions for bad and doubtful debts	**1**	(1)
Provisions for contingent liabilities and commitments	**5**	-
Amounts written off fixed asset investments	**(9)**	-
Share of profits/(losses) in joint ventures	**12**	(1)
Pre-tax profit*	**160**	300

*Excluding exceptional items

Other Activities within Halifax plc include Treasury, Corporate Banking and Business Banking activities and Group Items, being principally the cost of central support units. Other Activities also include the results of Halifax General Insurance Services Ltd which was transferred to Halifax Group plc on 1 April 2001. In the statutory analysis, this business is shown as a discontinued activity.

The Treasury function supports the Halifax Group by managing liquidity, providing wholesale funding and managing the market risks arising from Halifax's retail activities. The balance sheet size, asset quality and diversity of the underlying flows generated by the Halifax's other businesses also provides Treasury with opportunities to generate profit for its own account and carefully managed expansion of this activity continues.

Halifax plc has strong credit ratings (AA S&P, Aa2 Moodys for senior debt) at the authorised bank level. Treasury continues to maintain a high quality credit portfolio. During the year, Treasury extended its trading activity, which was only initiated from June 2000 and was still at an embryonic stage by the end of that year, with new initiatives in, inter alia, interest rate, foreign exchange, credit and repo markets.

The Halifax Structured Finance business now operates within the HBOS Corporate Banking sector – key lending areas are in Housing Finance, Public Private partnerships, Project Finance and Asset Finance.

The merger of Halifax with Bank of Scotland opens up huge opportunities in the Business Banking Area. Business Banking professionals will be based in Halifax branches with dedicated business

Halifax retail network along with Bank of Scotland's business banking experience is the essential catalyst for the creation of the 'new force in business banking'.

FINANCIAL AND OTHER INFORMATION

The results incorporated in the primary statements and the financial analysis below have been prepared using the basis outlined in the Basis of Preparation – Accounting Policies section.

Under the arrangements to merge Halifax Group plc and Bank of Scotland Group, HBOS plc became the parent company of Halifax Group plc with effect from 10 September 2001.

Halifax plc group profit before tax was £1,148m (2000: £1,488m). The profit before tax is after charging exceptional expenses of £42m (2000: £89m) and the loss from Intelligent Finance of £154m (2000: £88m). Further details of these items are given in notes 3 and 4 to the profit and loss account.

	2001 £m	2000 £m
Group profit before tax	**1,148**	1,488
Exceptional items		
Administrative expenses		
Merger integration costs	**42**	-
Rationalisation costs	-	44
Joint ventures	-	45
Intelligent Finance	**154**	88
Group profit before tax, exceptional items and Intelligent Finance	**1,344**	1,665

The results for the year reflect the impact of the planned retail spread reduction and the transfer of Halifax General Insurance Services Ltd on 1 April 2001, as noted in the Retail Banking and Other Activities business sector reviews.

Dividends on ordinary shares of £421m and dividends of £49m on the non-cumulative preference shares are reflected in the profit and loss account for the year ended 31 December 2001.

Consolidated Profit and Loss Account	**£m**	**Year to 31.12.01 £m**	£m	Year to 31.12.00 £m	
Interest receivable:					
Interest receivable and similar income arising from debt securities		**1,041**		1,269	
Other interest receivable and similar income		**7,817**		7,953	
Interest payable		**(6,581)**		(6,819)	
Net interest income		**2,277**		2,403	
Fees and commissions receivable		**729**		817	
Fees and commissions payable		**(211)**		(174)	
Other operating income		**63**		60	
Net operating income					
Continuing operations		**2,819**		2,865	
Discontinued operations		**39**		241	Note 1
		2,858		3,106	
Administrative expenses	**(1,409)**		(1,324)		
Depreciation and amortisation					
Tangible fixed assets	**(157)**		(134)		
Operating lease assets	**(9)**		-		
Goodwill amortisation	**(23)**		(22)		

Operating expenses		**(1,598)**		(1,480)	
Provisions for bad and doubtful debts		**(115)**		(90)	Note 2
Provisions for contingent liabilities and commitments		**5**		-	
Amounts written off fixed asset investments		**(9)**		-	
Operating profit					
Continuing operations		**1,118**		1,361	
Discontinued operations		**23**		175	Note 1
		1,141		1,536	
Before exceptional items and Intelligent Finance	**1,337**		1,668		
Exceptional items	**(42)**		(44)		Note 3
Intelligent Finance	**(154)**		(88)		Note 4
Share of operating profits/(losses) in joint ventures		**7**		(48)	Note 5
Profit on ordinary activities before taxation		**1,148**		1,488	
Before exceptional items and Intelligent Finance	**1,344**		1,665		
Exceptional items	**(42)**		(89)		Note 3
Intelligent Finance	**(154)**		(88)		Note 4
Taxation on profit on ordinary activities		**(352)**		(429)	Note 6
Profit on ordinary activities after taxation		**796**		1,059	
Before exceptional items and Intelligent Finance	**935**		1,148		
Exceptional items	**(31)**		(27)		Note 3
Intelligent Finance	**(108)**		(62)		Note 4
Profit attributable to shareholders		**796**		1,059	
Ordinary dividends		**(421)**		(2,001)	
Non-equity dividends		**(49)**		(49)	
Transfer to/(from) reserves		**326**		(991)	

There were no material gains or losses other than the profit shown above in either year.

Note 1 – Discontinued Operations

On 1 April 2001, Halifax plc transferred its subsidiary, Halifax General Insurance Services Ltd, to Halifax Group plc. This transaction gave rise to neither a gain nor a loss in the consolidated accounts of Halifax plc:

	£m
Consideration	38
Net assets transferred	(38)
	-

The business undertaken by this subsidiary is regarded as a discontinued activity for Halifax plc's accounts for the year ended 31 December 2001.

The results of this discontinued activity for the period up to transfer and the previous year are included within 'Other Activities' for segmental reporting purposes and are set out below:

	Period to 31.03.01 £m	Year to 31.12.00 £m
Fees and commissions receivable	**38**	236
Other operating income	**1**	5
Operating income	**39**	241
Administrative expenses	**(16)**	(66)
Operating profit	**23**	175

Provisions	Specific £m	General £m	Total £m
At 1 January 2001	**377**	**219**	**596**
Provisions arising on acquisition	**4**	**-**	**4**
Amounts written off during the year	**(72)**	**(5)**	**(77)**
Charge for the year:			
- provisions	**120**	**8**	**128**
- recoveries	**(13)**	**-**	**(13)**
	107	**8**	**115**
At 31 December 2001	**416**	**222**	**638**

The charge for provisions was 28% higher at £115m (2000: £90m). The increase mainly reflects the growth of the unsecured loan portfolio and the inclusion of a charge from Intelligent Finance for the first time. Credit quality has been maintained.

Note 3 – Exceptional Items

Exceptional items include the following:

(i) Included within administrative expenses, exceptional costs have been charged as follows:

	Notes	2001 £m	2000 £m
Merger integration costs	(a)	**(42)**	-
Rationalisation costs	(b)	**-**	(44)
		(42)	(44)
Tax effect		**11**	13

(a) The merger integration costs cover the costs of integration and reorganisation following the merger with Bank of Scotland Group in September 2001.

(b) During 2000, £31m was incurred to cover rationalisation programmes instigated across central sites, regional offices and Birmingham Midshires. A further £13m was charged in that year for the rationalisation of the retail branch network.

(ii) During 2000, the Group's share of operating losses of joint ventures included an exceptional charge of £45m (tax: £9m) reflecting a provision against Lex Vehicle Leasing Ltd's impairment of the residual value of leased vehicles. See note 5 below.

(iii) An exceptional tax credit of £40m was reflected in the results for 2000. See note 6 below.

Note 4 – Intelligent Finance

In 2000, the Intelligent Finance result was categorised as an exceptional item within administrative expenses in the profit and loss account, being substantially expenses incurred in setting up the business. In 2001, Intelligent Finance has been treated as ongoing business. The operating result for 2001 has been separately disclosed within operating profit and the 2000 comparative has been brought into line with this disclosure to aid comparability.

Note 5 – Share of Operating Profits/(Losses) in Joint Ventures

Included within share of operating profits/(losses) in joint ventures are the following items:

2001 2000

Lex Vehicle Leasing:		
Exceptional	**-**	(45)
Ongoing*	**12**	(1)
	12	(46)
Other	**(5)**	(2)
	7	(48)

*After charging goodwill amortisation

Included within the group's share of the Lex Vehicle Leasing result for the year ended 31 December 2000 was an exceptional charge of £45m reflecting a provision against impairment of the residual value of leased vehicles. A deferred tax asset has been recognised in respect of the impairment provision at a rate of 21%. The profit for the year is stated after charging goodwill amortisation of £6m (2000: £6m).

Note 6 – Taxation

The effective rate of corporation tax for the year ended 31 December 2001 is 30.7% (2000: 31.5% excluding the exceptional credit referred to below) compared to an actual corporation tax rate for the year of 30% (2000: 30%). The increase is principally due to normal non-allowable expenditure.

At a hearing in March 2000, the Special Commissioners decided in favour of Halifax that the costs of conversion to listed company status were a deductible expense for tax purposes and an exceptional tax credit of £40m was recognised and included within the 2000 tax on profit on ordinary activities.

	Year to 31.12.01 £m	Year to 31.12.00 £m

Reconciliation of Movements in Shareholders' Funds

Profit attributable to shareholders	**796**	1,059
Dividends	**(470)**	(2,050)
	326	(991)
Foreign currency translation difference on subsidiary undertaking	**-**	-
Net addition to/(reduction in) shareholders' funds	**326**	(991)
Opening shareholders' funds	**6,005**	6,996
Closing shareholders' funds	**6,331**	6,005

Consolidated Balance Sheet		**As at 31.12.01 £m**		As at 31.12.00 £m
Assets				
Cash and balances at central banks		**233**		271
Treasury bills and other eligible bills		**3,566**		3,085
Loans and advances to banks		**8,467**		14,013
Loans and advances to customers		**121,008**		105,348
Debt securities		**32,701**		20,853
Investments in joint ventures:				
- Share of gross assets	**637**		600	
- Share of gross liabilities	**(486)**		(449)	
		151		151
Intangible fixed assets		**411**		419
Tangible fixed assets		**1,043**		1,016
Operating lease assets		**688**		339
Other assets		**1,912**		1,064
Prepayments and accrued income		**1,295**		1,679
Total Assets		**171,475**		148,238
Liabilities				
Deposits by banks		**20,463**		16,424
Customer accounts		**100,774**		91,817
Debt securities in issue		**34,710**		25,372
Other liabilities		**2,627**		1,230
Accruals and deferred income		**3,638**		4,584
Provisions for liabilities and charges		**215**		90
Subordinated liabilities		**2,717**		2,716
Shareholders' funds (including non-equity interests):				
- Called up share capital				
- ordinary shares	**487**		487	
- preference shares	**800**		800	
- Share premium account	**125**		125	
- Capital redemption reserve	**18**		18	
- Profit and loss account	**4,901**		4,575	
		6,331		6,005
Total Liabilities		**171,475**		148,238

Post Balance Sheet Event

On 1 March 2001, the Halifax Group acquired the operating assets, sales force and unit-linked and non-profit business of The Equitable Life Assurance Society ('The Equitable') for £507m.

A fully collateralised loan facility of £251m was also granted by Halifax plc to The Equitable of which £200m had been advanced by the end of 2001 and a further £50m was advanced on 22 January 2002.

On 11 January 2002, The Equitable's guaranteed annuity rate and non-guaranteed annuity rate policyholders voted in favour of a scheme of arrangement to compromise their respective claims

of the loan facility, as a result of the scheme having become effective before 1 March 2002, the requirement for The Equitable to repay the £250m loan has been waived.

The amount waived will be accounted for as dividends payable to Halifax Group plc. However, this waiver has not been recognised in the accounts for the year ended 31 December 2001 as the scheme became effective after the balance sheet date.

Basis of Preparation – Accounting Policies

In preparing this financial information there have been no material changes to the accounting policies previously applied by the Company in preparing its Annual Accounts for the year ended 31 December 2000.

No material changes to the accounting policies and practices of Halifax plc have arisen as a consequence of the merger of Halifax Group plc, the parent undertaking, and Bank of Scotland Group. Certain changes have been made to presentation, none of which have a material effect.

In the current year, the Halifax plc group has implemented the transitional arrangements of FRS 17 'Retirement Benefits' and implemented FRS 18 ' Accounting Policies', the effect of which on the current results and financial position is not material.

Earnings Per Share

The ordinary shares of Halifax plc ceased to be publicly traded on 28 May 1999. No earnings per share figures are therefore disclosed.

Statutory Accounts

The financial information included in this announcement does not constitute statutory accounts for the year ended 31 December 2001 or 2000 within the meaning of Section 240 of the Companies Act 1985 ('the Act'). The statutory accounts of Halifax plc for the year ended 31 December 2000 have been filed with the Registrar of Companies for England and Wales and those for the year ended 31 December 2001 will be delivered following publication. The Auditors have reported on those accounts; their reports in each case for the years ended 31 December 2000 and 31 December 2001 were unqualified and did not contain a statement under section 237 (2) or 237 (3) of the Act.

TIMETABLE AND CONTACTS

Timetable

8 February 2002	Preference share record date
15 March 2002	Payment of preference share dividend
25 July 2002	Interim results for 2002 announced
31 July 2002	Preference share ex-dividend date
2 August 2002	Preference share record date
16 September 2002	Payment of preference share dividend

Contacts

Investor Relations	Charles Wycks Director of Investor Relations (0131) 243 5521 (020) 7905 9600 (27 February only) charleswycks@hbosplc.com
	John Hope Assistant Director of Investor Relations (0131) 243 5508 (020) 7905 9600 (27 February only) johnhope@hbosplc.com
	General (0131) 243 5521
Press Office	Shane O'Riordain General Manager, Group Communications (020) 7905 9600 (27 February only) 07770 544585 (mobile) shaneo'riordain@hbosplc.com
	General Mark Hemingway, Head of Media Relations 07831 390751 (mobile)

END

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SEC MAIL PROCESSING
RECEIVED
MAR 1 1 2002
WASH, D.C. 354 SECTION

Company	HBOS PLC
TIDM	HBOS
Headline	HBOS Share Placing
Released	07:18 27 Feb 2002
RNS Number	0933S

FOR IMMEDIATE RELEASE 27 February 2002

HBOS plc

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

Placing of new HBOS shares to fund organic growth

HBOS plc ("HBOS") has today announced its preliminary results for the year ended 31 December 2001. In addition, HBOS announces a placing (the "Placing") of up to 150 million new ordinary shares, representing approximately 4.2% of its issued share capital.

HBOS has also granted to Cazenove, in its capacity as sole Bookrunner to the Placing, an over-allotment option of up to 22.5 million additional new ordinary shares. The entire Placing, including the over-allotment option if exercised, would represent approximately 4.8% of the issued share capital and would raise around £1.37 billion (net of expenses) based on the closing price of HBOS on 26 February 2002.

The new shares will qualify for the final dividend of 18.7p per share recommended today.

Highlights of results

Financial performance

- Profit before tax, exceptional items and Intelligent Finance of £3,007 million.
- Exceptional growth in mortgages and banking products fuelled by planned margin reductions in the Retail Division. Second half performance underlines confidence that stability in core retail margins has been achieved.
- Outstanding contribution from the Insurance & Investment Division, with overall profits up 30%.
- Strong contribution from Corporate Banking with profits up 37%.
- Non-performing assets as a percentage of total advances reduced to 2.06% from 2.16%. Total provisions charged increased by 29%.

Business performance

- All 2001 targets met – sales, retail spreads and costs.
- 31% market share of the UK's net mortgage lending, with new gross mortgage lending advances of £40 billion and net lending of £17 billion.

- Total savings and bank account balances increase to £101.5 billion, up £8.5 billion; market share of Household Sector Liquid Assets increases to 15.4% from 15.1%.
- Over 1 million new bank accounts, a 22% market share, taking the total number of current accounts to 6.2 million; Halifax bank account credit balances 78% higher than a year earlier.
- Over 1 million new credit card accounts, a 25% market share, taking the total number of credit cards in issue to 5.2 million.
- Over £1 billion of insurance premiums, up 21%, as in-force policy numbers rise 20% to 4.7 million.
- Over £1 billion in equivalent premiums, up 55%, making HBOS the UK's third largest life, pensions and investment group in 2001 (based on UK sales figures declared by other companies thus far).
- Corporate Banking commitments grow by 32% to £58 billion with loans drawn increasing by 33% to £35 billion.
- Lending in Business Banking increases by 11% to £19 billion.
- Intelligent Finance in its first full year contributes £5 billion to the Group's net mortgage lending (a 9% market share) and increases savings balances to £1.7 billion.
- Merger integration on plan with £690 million total synergies identified compared to the original estimate of £620 million.

Rationale for Placing

Through its bold strategy aimed at delivering growth on the basis of sustainable pricing, HBOS has created the opportunity to achieve a step change in the scale and profitability of its business: beyond the delivery of merger synergies through continued strong growth of the Retail and Insurance & Investment Divisions.

Today's results show that HBOS has been able to achieve substantial growth whilst retaining strong tier 1 and total capital ratios: 7.9% and 10.6% respectively as at 31 December 2001. However, HBOS is a diversified business with around 17% of its total capital invested in its Insurance & Investment Division. To reflect this diversification, the Board has set a medium term target range for HBOS's tier 1 ratio of 7.5% to 8.0%. This is equivalent to a tier 1 ratio of 6.75% to 7.25% for a pure banking business.

The purpose of the Placing, which on a pro-forma basis will take HBOS's tier 1 ratio to 8.8%, is to enable HBOS, consistent with its targeted capital ratios, to capitalise fully on its strong organic growth prospects in major areas of its business:

- in the Retail Division, where HBOS has announced a record 31% share of net mortgage lending in 2001, resulting in £17 billion of net new lending (£6 billion in 2000), and very strong growth in all other major banking products. Capturing the expected opportunities for substantial growth in Retail is expected to require additional capital of approximately £600 million;

- in the Insurance & Investment Division, where sales grew by 55% in 2001 and where, in bancassurance, HBOS is proactively moving to "level load" products in anticipation of the proposed changes on polarisation. This pricing structure offers the prospect of even greater sales and increased profitability but requires more initial capital than "front-end loaded" products. It is estimated that, to sustain current volumes and to support the planned growth of new business, HBOS will require approximately £600 million of

additional capital.

Recognising the need to increase the rate at which the business can fund its growth internally, the Board of HBOS today reaffirmed its progressive dividend policy, targeting an increase in the dividend cover over the medium term to 2.5 times.

Over the long term, HBOS will continue to manage its capital resources actively. While the precise impact of the Basel II Accord on capital adequacy scheduled for 1 January 2005 remains uncertain, it is expected to attribute a more favourable risk weighting to mortgage assets. In this event, HBOS's ability to fund further growth would be enhanced as would the scope to manage its capital and optimise returns to its shareholders.

Current trading

HBOS's growth prospects, and the rationale for the further deployment of capital, are reinforced by the group's trading in the first two months of 2002, which has been strong across the group's divisions. In particular, as of the end of February, HBOS expects to have achieved:

- significantly increased volumes of mortgage lending, well ahead of target, with a pipeline 50% higher than the same period for 2001;

- sales of investment products within HBOS's bancassurance and intermediary businesses which are 45% ahead of the same period last year.

Across HBOS's businesses, asset quality is being maintained at similar levels to those experienced in the second half of 2001.

New return on equity target

The results announced today reflect the cost of major investments in sustainable pricing and new ventures such as Intelligent Finance. As these investments convert into new and growing revenue streams and merger synergies are delivered, HBOS expects to increase its return on equity. On the basis of similar economic conditions to those that prevailed in 2001, HBOS has set a new post tax return on equity target of 20% to be achieved by the end of 2004. The equivalent figure for 2001 was 18.2%.

The Placing

Cazenove is acting as Global Co-ordinator and Sole Bookrunner to the Placing. Cazenove, Dresdner Kleinwort Wasserstein and Lazard are acting as Joint Lead Managers and international placement agents to the Placing. The Placing is conditional on the matters described in the Appendix to this announcement and will be conducted in accordance with the terms and conditions set out in the Appendix.

The Placing will be effected by way of an accelerated bookbuilt placing of up to 150 million new ordinary shares of HBOS. The placing price in respect of the new ordinary shares will be decided at the close of the accelerated bookbuilding period.

The books will open with immediate effect. The books are expected to close on 28 February 2002 and pricing and allocations are expected to be announced on 1 March 2002. The closing of the books, pricing and allocations may be accelerated at the absolute discretion of Cazenove following consultation with HBOS.

In connection with the Placing, HBOS has agreed to grant to Cazenove an over-allotment option of up to 22.5 million additional new ordinary shares in HBOS. This option may be exercised, in whole or in part, up to close of business on 14 March 2002. Cazenove has been appointed as sole stabilisation manager and may, on behalf of the Joint Lead Managers, engage in transactions that stabilise, maintain or otherwise affect the price of the ordinary shares of HBOS for a period of 30 days after the closing of the Placing.

The new ordinary shares will be credited as fully paid and will rank pari passu in all respects with the existing ordinary shares of 25p each in the capital of HBOS including the right to receive all dividends and other distributions declared, made or paid after the date of issue, including the final dividend of 18.7p per share recommended today. Application will be made for the new ordinary shares to be admitted to the Official List maintained by the United Kingdom Listing Authority, and to be admitted to trading by the London Stock Exchange on its market for listed securities.

Contacts **Cazenove** (020) 7588 2828
David Mayhew
Tim Wise

Dresdner Kleinwort Wasserstein (020) 7623 8000
Jim Hamilton
David Hutchison

Lazard (020) 7588 2721
Marcus Agius
Paul Gismondi
Jon Hack

This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire ordinary shares in the capital of HBOS in the United States or any jurisdiction in which such an offer or solicitation is unlawful. The New Ordinary Shares referred to in this announcement have not been and will not be registered under the US Securities Act of 1933 and may not be offered or sold within the United States. No public offering of securities will be made in the United States.

This announcement includes 'forward-looking statements'. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding HBOS's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the HBOS's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of HBOS or those markets and economies to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding HBOS's present and future business strategies and the environment in which HBOS will operate in the future. These forward-looking statements speak only as at the date of this announcement. HBOS expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in HBOS's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

In connection with the Bookbuilding and Placing, Cazenove, in its capacity as Stabilising Manager, may over-allot up to 22,500,000 new shares and/or effect transactions which stabilise or maintain the market price of such new shares and/or any options or other securities or rights relating to such new shares at a level which might not otherwise prevail. Such stabilising, if commenced, may be discontinued at any time. The transactions may include the establishment of long or short positions, hedges of any kind and other transactions intended to facilitate any of the above. Short sales may involve the sale by Cazenove of more shares than it has been required to procure to subscribe in connection with the Placing.

This announcement has been issued by HBOS and is the sole responsibility of HBOS. The Joint Lead Managers are acting exclusively for HBOS and no one else in connection with the Placing and will not be responsible to anyone other than HBOS for providing the protections afforded to clients of the Joint Lead Managers nor for providing any advice in relation to the Placing or any other matters referred to in this press announcement.

Stabilisation / FSA

TERMS & CONDITIONS

APPENDIX

IMPORTANT INFORMATION FOR PLACEES ONLY ON THE PLACING

MEMBERS OF THE PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE PLACING. THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN ARE DIRECTED ONLY AT PERSONS WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 19(1) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001, AS AMENDED (THE *ORDER*) OR ARE PERSONS FALLING WITHIN ARTICLE 49 (2)(a) TO (d) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC") OF THE ORDER OR TO WHOM IT MAY OTHERWISE LAWFULLY BE COMMUNICATED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS *RELEVANT PERSONS*). THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THIS APPENDIX DOES NOT ITSELF CONSTITUTE AN OFFER FOR SALE OR SUBSCRIPTION OF ANY SECURITIES IN THE COMPANY.

If you choose to participate in the Placing by making an offer to acquire Placing Shares you will be deemed to have read and understood this Appendix in its entirety and to be making such offer on the terms and conditions, and to be providing the representations, warranties and acknowledgements, contained in this Appendix. In particular you represent, warrant and acknowledge that you:

1. are a person whose ordinary activities involve you in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of your business and undertake that you will acquire, hold, manage or dispose of any Placing Shares that are allocated to you for the purposes of your business; and

2. are outside the United States or have executed an investment letter in the form provided to you.

This announcement and Appendix do not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for ordinary shares in the capital of the Company in the United States, Canada, Australia, Japan or in any jurisdiction in which such offer or solicitation is unlawful and the information contained herein is not for publication or distribution, directly or indirectly, to persons in the United States, Canada, Australia, Japan or any jurisdiction in which such publication or distribution is unlawful. The Placing Shares referred to in this announcement have not been and will not be registered under the US Securities Act of 1933, as amended (the ***Securities Act***) and, subject to certain exceptions, may not be offered or sold within the United States. Any offering to be made in the United States will be made to a limited number of qualified institutional buyers (***QIBs***) within the meaning of Rule 144A under the Securities Act in a transaction not involving any public offering. The Placing Shares are being offered and sold outside the United States in accordance with Regulation S under the Securities Act.

The distribution of this announcement and the placing and/or issue of ordinary shares in the

been taken by the Company, Cazenove & Co. Ltd (***Cazenove***), Dresdner Kleinwort Wasserstein Limited (***DrKW***) or Lazard Capital Markets (***Lazard***) that would permit an offer of such ordinary shares or possession or distribution of this announcement or any other offering or publicity material relating to such ordinary shares in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by the Company, Cazenove, DrKW and Lazard to inform themselves about and to observe any such restrictions.

Details of the Placing Agreement and the Placing Shares

Cazenove, DrKW and Lazard (together the ***Managers***) have entered into a placing agreement (the ***Placing Agreement***) with HBOS plc (the ***Company***) whereby each of the Managers has, subject to the conditions set out therein, undertaken severally to use its reasonable endeavours as agent of the Company to seek to arrange Placees to subscribe for the Placing Shares. Cazenove is appointed Global Co-ordinator and Sole Bookrunner to the Placing. Cazenove, DrKW and Lazard are appointed Joint Lead Managers.

The Placing Shares will when issued be credited as fully paid and will rank *pari passu* in all respects with the existing issued ordinary shares of 25 pence each in the capital of the Company including the right to receive all dividends and other distributions declared, made or paid in respect of such ordinary shares after the date of issue of the Placing Shares including the Company's final recommended dividend of 18.7 pence for the year ended 31 December 2001.

In this Appendix, unless the context otherwise requires, ***Placee*** means a person (including individuals, funds or others) on whose behalf a commitment to subscribe for Placing Shares has been given.

Application for listing and admission to trading

Application will be made to the UK Listing Authority (the ***UKLA***) for admission of the Placing Shares to the Official List maintained by the UKLA (the ***Official List***) and to London Stock Exchange plc (the ***London Stock Exchange***) for admission to trading of the Placing Shares on the London Stock Exchange's market for listed securities.

Bookbuild

Commencing today each of the Managers will be conducting an accelerated bookbuilding process (the ***Bookbuilding Process***) for participation in the Placing. This Appendix gives details of the terms and conditions of, and the mechanics of participation in, the Bookbuilding Process. No commissions will be paid to Placees or by Placees in respect of any Placing Shares.

How to participate in the Bookbuilding Process

If you wish to participate in the Bookbuilding Process you should communicate your bid by telephone to your usual sales contact at Cazenove, DrKW or Lazard. If successful, your allocation will be confirmed to you orally following the close of the Bookbuilding Process, and a conditional contract note will be dispatched as soon as possible thereafter. The relevant Manager's oral confirmation to you will constitute a legally binding commitment upon you to subscribe for the number of Placing Shares allocated to you on the terms and conditions set out in this Appendix and in accordance with the Company's Memorandum and Articles of Association.

HBOS will make a further announcement following the close of the Bookbuilding Process

detailing the number of Placing Shares to be issued and the price at which the Placing Shares have been placed (the ***Pricing Announcement***).

Principal terms of the Bookbuilding Process

1. Each of Cazenove, DrKW and Lazard is arranging the Placing severally as an agent of the Company.

2. Participation will only be available to persons invited to participate by one of the Managers. Each of the Managers is entitled to enter bids in the Bookbuilding Process.

3. The Bookbuilding Process will establish a single price (the ***Placing Price***) payable by all Placees. The Placing Price will be agreed between the Managers and the Company following completion of the Bookbuilding Process and any discount to the market price of the ordinary shares of the Company will be determined in accordance with the Listing Rules and IPC guidelines.

4. To bid in the Bookbuilding Process, you should communicate your bid by telephone to your usual sales contact at Cazenove, DrKW or Lazard. Your bid should state the number of Placing Shares or monetary amount for which you wish to subscribe at either the Placing Price which is ultimately established by the Company and the Managers or at prices up to a price limit specified in your bid.

5. Each of the Managers reserves the right not to accept bids or to accept bids in part rather than in whole. The acceptance of bids shall be at each of the Manager's absolute discretion.

6. The Bookbuilding Process is expected to close no later than 5.00 p.m. on 28 February 2002, but may be closed earlier at the sole discretion of the Managers. Each of the Managers may, at its sole discretion, accept bids that are received after the Bookbuilding Process has closed.

7. A bid in the Bookbuilding Process will be made on the terms and conditions in this Appendix and will be legally binding on the Placee which, or on behalf of which, it is made and will not be capable of variation or revocation after the close of the Bookbuilding Process.

Conditions of the Placing

The obligations of the Managers under the Placing Agreement are conditional on:

1. this announcement and the announcement made today by the Company giving details of the final results of the Group for the financial year ended 31 December 2001 (the ***Results Announcement***) being published through the Regulatory News Service operated by the Company Announcements Office by no later than 8.00 a.m. today and the Pricing Announcement being so published by no later than 8.00 a.m. on 1 March 2002 (or in each case by such later time(s) and/or date(s) as Cazenove (on behalf of the Managers) and the Company may agree);

2. the admission of the Placing Shares to the Official List becoming effective in accordance with the Listing Rules of the UKLA and the admission of the Placing Shares to trading on London Stock Exchange's market for listed securities becoming effective in accordance with the London Stock Exchange Admission and Disclosure Standards for Listed Companies (***Admission***) and commencement of trading of the Placing Shares (other than any to be issued under the option referred to below) on the London Stock Exchange's

markets for listed securities following Admission (***Commencement of Trading***) by no later than 8.00 a.m. on 5 March 2002 (or by such later time and/or date as Cazenove (on behalf of the Managers) and the Company may agree); and

3. the Company having allotted the Placing Shares in accordance with the terms of the Placing Agreement.

If, (a) the conditions above are not satisfied or waived by the Managers within the stated time period (or such later time and/or date as the Company and Cazenove (on behalf of the Managers) may agree) or (b) the Placing Agreement is terminated in the circumstances specified below, the Placing will lapse and your rights and obligations hereunder shall cease and determine at such time and no claim can be made by you in respect thereof.

By participating in the Bookbuilding Process you agree that your rights and obligations hereunder terminate only in the circumstances described above and will not be capable of rescission or termination by you.

Cazenove (on behalf of the Managers) reserves the right (with the agreement of the Company) to waive or to extend the time and/or date for fulfilment of any of the conditions in the Placing Agreement (save that fulfilment of the condition in paragraph 2 above may not be waived). Any such extension or waiver will not affect Placees' commitments. None of the Managers shall have any liability to any Placee (or to any other person whether acting on behalf of a Placee or otherwise) in respect of any decision it may make as to whether or not to waive or to extend the time and/or date for the satisfaction of any condition in the Placing Agreement.

Right to terminate under the Placing Agreement

Cazenove (on behalf of the Managers) will be entitled in its absolute discretion by notice in writing to the Company prior to Commencement of Trading to terminate on behalf of the Managers their obligations under the Placing Agreement if:

(a) the Company is in breach of any of its obligations under the Placing Agreement in a manner which it reasonably regards as material, having paid due regard to, amongst other matters, the interests of the Company;

(b) any of the representations, warranties or undertakings given by the Company in the Placing Agreement was, or if repeated at any time up to and including Commencement of Trading (by reference to the facts and circumstances then existing) would be untrue, inaccurate or misleading in any respect which it reasonably regards as material, having paid due regard to, amongst other matters, the interests of the Company; or

(c) there occurs any external event which it reasonably regards as likely to materially and adversely affect the price at which the Placing Shares would be traded on the London Stock Exchange, and, having paid due regard, amongst other matters, to the interests of the Company, as would make it inadvisable to proceed with the Placing.

By participating in the Bookbuilding Process you agree with the Managers that the exercise by Cazenove on behalf of the Managers of any right or termination or other discretion under the Placing Agreement shall be within the absolute discretion of Cazenove and that none of the Managers need make any reference to you and that none of them shall have any liability to you whatsoever in connection with any such exercise.

Global Co-ordinator's option

The Company has granted to Cazenove an option exercisable (on one occasion only) no later than close of business on 14 March 2002 (with settlement no later than 15 March 2002) to require it to allot and issue at the Placing Price (after deduction of commissions) up to 22,500,000 additional new shares.

No Prospectus

No prospectus has been or will be submitted to be approved by the UKLA or filed with the Registrar of Companies in England and Wales in relation to the Placing and the Placees' commitments will be made solely on the basis of the information contained in this announcement and the Results Announcement. Each Placee, by accepting a participation in the Placing, agrees that the content of this announcement and the Results Announcement is exclusively the responsibility of the Company and confirms that it has neither received nor relied on any other information, representation, warranty or statement made by or on behalf of any of the Managers or the Company and none of the Managers will be liable for any Placee's decision to accept this invitation to participate in the Placing based on any other information, representation, warranty or statement. Each Placee acknowledges and agrees that it has relied on its own investigation of the business, financial or other position of the Company in deciding to participate in the Placing. Nothing in this paragraph shall exclude the liability of any person for fraudulent misrepresentation.

Registration and Settlement

Settlement of transactions in the Placing Shares following Admission will take place within the CREST system, subject to certain exceptions. Each of the Managers reserves the right to require settlement for and delivery of the Placing Shares to Placees in such other means that it deems necessary if delivery or settlement is not possible within the CREST system within the timetable set out in this announcement or would not be consistent with the regulatory requirements in the Placee's jurisdiction.

If you are allocated any Placing Shares in the Bookbuilding Process you will be sent a conditional contract note.

Settlement will be on a T+3 basis.

Interest is chargeable daily on payments to the extent that value is received after the due date at the rate of 5 percentage points above prevailing LIBOR.

If you do not comply with these obligations, the relevant Manager may sell your Placing Shares on your behalf and retain from the proceeds, for its own account and benefit, an amount equal to the Placing Price plus any interest due. You will, however, remain liable for any shortfall below the Placing Price and you may be required to bear any stamp duty or stamp duty reserve tax (together with any interest or penalties) which may arise upon the sale of your Placing Shares on your behalf.

If Placing Shares are to be delivered to a custodian or settlement agent, please ensure that the conditional contract note is copied and delivered immediately to the relevant person within that organisation.

Insofar as Placing Shares are registered in your name or that of your nominee or in the name of any person for whom you are contacting as agent or that of a nominee for such person, such Placing Shares will, subject as provided below, be so registered free from any liability to UK stamp duty or stamp duty reserve tax. You will not be entitled to receive any fee or commission in connection with the Placing.

Representations and Warranties

By participating in the Bookbuilding Process you (and any person acting on your behalf):

1. represent and warrant that you have read this announcement;

2. acknowledge that no offering document or prospectus has been prepared in connection with the placing of the Placing Shares;

3. acknowledge that the content of this announcement and the Results Announcement are exclusively the responsibility of the Company;

4. represent and warrant that it has neither received nor relied on any other information, representation, warranty or statement made by or on behalf of any of the Managers or the Company and none of the Managers will be liable for any Placee's decision to accept this invitation to participate in the Placing based on any other information, representation, warranty or statement. Each Placee acknowledges and agrees that it has relied on its own investigation of the business, financial or other position of the Company in deciding to participate in the Placing;

5. if the Placing Shares were offered to you in the United States, represent and warrant that you are, or at the time the Placing Shares are subscribed and purchased will be, the beneficial owner of such Placing Shares, or the beneficial owner of such Placing Shares is a QIB and you are not a resident of Australia, Canada or Japan;

6. acknowledge that the Placing Shares have not been and will not be registered under the securities legislation of the United States, Australia, Canada or Japan and, subject to certain exceptions, may not be offered, sold, taken up, renounced or delivered or transferred, directly or indirectly, within those jurisdictions;

7. represent and warrant that you are entitled to subscribe for and/or purchase Placing Shares under the laws of all relevant jurisdictions which apply to you and that you have fully observed such laws and obtained all such governmental and other guarantees and other consents which may be required thereunder and complied with all necessary formalities;

8. if the Placing Shares were offered to you in the United States, represent and warrant that in making your investment decision, (i) you have relied on your own examination of the Company and the terms of the Placing, including the merits and risks involved, (ii) you have made your own assessment of the Company, the Placing Shares and the terms of the Placing based on such information as is publicly available, (iii) you have consulted your own independent advisors or otherwise have satisfied myself/yourself concerning, without limitation, the effects of United States federal, state and local income tax laws and foreign tax laws generally and the U.S. Employee Retirement Income Security Act of 1974, the U.S. Investment Company Act of 1940 and the Securities Act and (iv) you have received all information that you believe is necessary or appropriate in order to make your investment decision in respect of the Company and the Placing Shares;

9. represent and warrant that you are either (i) a qualified institutional buyer ("**QIB**") as defined in Rule 144A under the Securities Act, and have duly executed an investment letter in the form provided to you, or (ii) are purchasing the Placing Shares in an "offshore transaction" in accordance with Rule 903 or Rule 904 thereunder. You represent and warrant that you are knowledgeable and experienced in buying equity securities of companies, are knowledgeable and experienced in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Placing Shares, are able

to bear the economic risk of an investment in the Placing Shares and acknowledge that you could lose your entire investment. You represent and warrant that you are subscribing for the Placing Shares for your own account or for one or more managed accounts, for investment purposes and not with a view to any distribution, within the meaning of the US Securities laws, of the Placing Shares;

10. acknowledge that the Placing Shares have not been and will not be registered under the Securities Act or with any State or other jurisdiction of the United States, nor approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any other United States regulatory authority, and you agree not to reoffer, resell, pledge or otherwise transfer the Placing Shares except (i) outside the United States in offshore transactions in accordance with Regulation S under the Securities Act or (ii) pursuant to Rule 144 under the Securities Act (if available), and in either case in compliance with all applicable laws;

11. acknowledge that where you are subscribing for the Placing Shares for one or more managed accounts, you represent and warrant that you are authorised in writing by each managed account (i) to purchase the Placing Shares for each managed account, and (ii) to execute and deliver an investment letter in the form provided to you on behalf of each managed account. You agree to indemnify and hold the Managers harmless from any and all costs, claims, liabilities and expenses (including legal fees and expenses) arising out of or in connection with any breach of the representations and warranties in this clause 11. You agree that the provisions of this clause 11 shall survive the resale of the Placing Shares by or on behalf of the managed accounts;

12. acknowledge that no representation has been made as to the availability of Rule 144 or any other exemption under the Securities Act for the reoffer, resale, pledge or transfer of the Placing Shares;

13. acknowledge that the Placing Shares offered and sold in the United States are being offered and sold pursuant to Section 4(2) of the Securities Act and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and represent and warrant that, so long as the Placing Shares are "restricted securities", you will not deposit the Placing Shares into any unrestricted depositary receipt facility in the United States established or maintained by any depositary bank in respect of the Company's ordinary shares and will only transfer the Placing Shares in accordance with paragraph 10 above;

14. represent and warrant that the issue to you, or the person specified by you for registration as holder, of Placing Shares will not give rise to a liability under any of sections 67, 70, 93 or 96 of the Finance Act 1986 (depositary receipts and clearance services);

15. represent and warrant that you have complied with your obligations in connection with money laundering under the Criminal Justice Act 1993, the Money Laundering Regulations (1993) (the ***Regulations***) and, if you are making payment on behalf of a third party, that satisfactory evidence has been obtained and recorded by you to verify the identity of the third party as required by the Regulations;

16. represent and warrant that you fall within paragraph 3(a) of Schedule 11 to the Financial Services and Markets Act 2000 (***FSMA***), being a person whose ordinary activities involve you in acquiring, holding , managing or disposing of investments (as principal or agent) for the purposes of your business, and within Article 19 and/or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, as amended, and undertake that you will acquire, hold, manage or dispose of any Placing Shares that are allocated to you for the purposes of your business;

17. represent and warrant that you have not offered or sold and, prior to the expiry of a period of six months from the Commencement of Trading, will not offer or sell any Placing Shares to persons in the United Kingdom except in circumstances which have not resulted and which will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended;

18. represent and warrant that you have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) relating to the Placing Shares in circumstances in which section 21(1) of FSMA does not require approval of the communication by an authorised person;

19. represent and warrant that you have complied and will comply with all applicable provisions of FSMA with respect to anything done by you in relation to the Placing Shares in, from or otherwise involving the United Kingdom;

20. represent and warrant that you have all necessary capacity and have obtained all necessary consents and authorities to enable you to commit to this participation and to perform your obligations in relation thereto (including, without limitation, in the case of any person on whose behalf you are acting, all necessary consents and authorities to agree to the terms set out or referred to in this announcement);

21. undertake that you will pay for the Placing Shares acquired by you in accordance with this announcement on the due time and date set out herein, failing which the relevant Placing Shares may be placed with other subscribers or sold as the relevant Managers determine;

22. acknowledge that participation in the Placing is on the basis that you are not and will not be a client or customer of any of the Managers and that none of the Managers has duties or responsibilities to you for providing the protections afforded to their clients or customers or for providing advice in relation to the Placing nor in respect of any representations, warranties, undertakings or indemnities contained in the Placing Agreement;

23. undertake that the person who you specify for registration as holder of the Placing Shares will be (i) the Placee or (ii) a nominee of the Placee, as the case may be. None of the Managers nor the Company will be responsible for any liability to stamp duty or stamp duty reserve tax resulting from a failure to observe this requirement. Each Placee and any person acting on behalf of the Placee agrees to subscribe on the basis that the Placing Shares will be allotted to the CREST stock account of one of the Managers who will hold them as nominee on behalf of the Placee until settlement in accordance with its standing settlement instructions;

24. acknowledge that any agreements entered into by the Placee pursuant to these terms and conditions shall be governed by and construed in accordance with the laws of England and you submit (on behalf of yourself and on behalf of any Placee on whose behalf you are acting) to the exclusive jurisdiction of the English courts as regards any claim, dispute or matter arising out of any such contract.

The Company, the Managers and others will rely upon the truth and accuracy of the foregoing representations, warranties and acknowledgements.

The agreement to settle your subscription (and/or the subscription of a person for whom you are contracting as agent) free of stamp duty and stamp duty reserve tax depends on the settlement relating only to a subscription by you and/or such

Company for the Placing Shares in question. Such agreement assumes that the Placing Shares are not being acquired in connection with arrangements to issue depositary receipts or to transfer the Placing Shares into a clearance service. If there were any such arrangements, or the settlement related to other dealing in the Placing Shares, stamp duty or stamp duty reserve tax may be payable, for which neither the Company nor each of the Managers will be responsible. If this is the case, you should take your own advice and notify the relevant Manager accordingly.

Cazenove is acting for the Company in connection with the Placing and no one else and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Cazenove nor for providing advice in relation to the Placing.

DrKW is acting for the Company in connection with the Placing and no one else and will not be responsible to anyone other than the Company for providing the protections afforded to clients of DrKW nor for providing advice in relation to the Placing.

Lazard is acting for the Company in connection with the Placing and no one else and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Lazard nor for providing advice in relation to the Placing.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Final Results
Released	07:18 27 Feb 2002
RNS Number	0942S

HBOS plc 2001 Preliminary Results

These results demonstrate delivery against tough promises in 2001 and set out the HBOS agenda for quality growth with enhanced returns.

James Crosby

Financial Performance Highlights

- Profit before tax, exceptional items and Intelligent Finance increases by 3% to £3,007m.
- Full year dividend of 28p, up 25%.
- Planned margin reductions in the Retail Bank fuelled exceptional growth in mortgages and banking products.
- Outstanding contribution from the Insurance and Investment Division, with overall profits up 30%.
- Strong contribution from Corporate Banking with profits up 37%.
- Total provisions charged increase by 29%. Total provisions charged as a percentage of average advances increase from 0.29% to 0.33%. Non-performing assets as a percentage of total advances reduced to 2.06% from 2.16%
- Retail credit performance improves in mortgages, credit cards and unsecured lending.
- Tier 1 and Total Capital ratios sustained at 7.9% and 10.6% despite customer advances growing by 16% to £198bn.

Business Performance Highlights

- All 2001 targets met – sales, retail spreads and costs.
- HBOS's five mortgage brands take a 31% market share of the UK's net mortgage lending, with new gross mortgage lending advances of £40bn and net lending of £17bn.
- Total savings and bank account balances increase to £101.5bn, up £8.5bn; market share of Household Sector Liquid Assets increases to 15.4% from15.1%.
- Over 1 million new bank accounts, a 22% market share, total number of bank accounts now 6.2 million; Halifax bank account credit balances 78% higher than a year earlier.
- Over 1 million new credit card accounts, a 25% market share, taking the total number of credit cards in issue to 5.2 million.
- Intelligent Finance in its first full year contributes £5bn to the Group's net mortgage lending (a 9% market share) and increases savings balances to £1.7bn.
- Over £1bn of insurance premiums, up 21% as in-force policy numbers rise 20% to 4.7 million.
- Over £1bn in equivalent premiums, up 55%, making HBOS the UK's

third largest life, pensions and investment group in 2001.

- Corporate Banking commitments grow by 32% to £58bn with loans drawn increasing by 33% to £35bn.
- Lending in Business Banking increases by 11% to £19bn.
- Merger integration on plan with £690m total synergies identified compared to the original estimate of £620m.

Chief Executive's Report

What to expect from HBOS

HBOS is all about growth and returns; delivered through a pro-competition strategy, which strives to deliver outstanding outcomes for each of our three stakeholder groups; customers, colleagues and shareholders.

Pro-competition strategy

In so many areas, our industry still evidences failures of competition for which in one way or another the customer pays the price. Across all our divisions we recognise the absolute imperative of giving customers value, absolute transparency and quality of service.

The most motivated colleagues

Outstanding performance needs a really top class team to make it happen. It calls for rewards perfectly aligned to shareholder interests; rewards that ensure that poor performance is not rewarded and exceptional performance rewarded exceptionally. More than anything else however it calls for colleagues who are passionate about each and every one of HBOS's products and services; in short an army of advocates.

The highest of ratings

By delivering consistent growth we seek to persuade investors to rate our earnings higher than anyone else's in the sector; our core shareholder value goal. We will achieve this without compromising on returns, and through the quality of our earnings. And it is the inherent balance in HBOS's business mix, the cost advantage we enjoy in most markets, our relentless focus on asset quality, the power of our brands and our determination to price realistically which create the quality of earnings we demand.

Delivering to stakeholders

Today's results demonstrate real delivery to our three groups of stakeholders. Where we have made promises to shareholders; on sales volumes, cost targets, retail spreads or merger integration, we have delivered line by line. Our customers have responded to our determination to deliver value, transparency and quality of service by driving very strong growth in sales and balances; growth that has been evident almost everywhere. It is the enthusiasm and commitment of 60,000 colleagues which make all this happen. The consequence of their outstanding efforts, in a year where the merger created uncertainty for many, is the payment of near record bonuses almost everywhere in HBOS.

Robust Financials

We forecast the short term margin pain that we have had to endure this year in our Retail business in order to sweep aside once and for all historic pricing practices in the mortgage, savings and traditional banking businesses. This has enabled us to achieve much better than expected sales growth, particularly in mortgages, banking and associated general insurance products.

Profits in the Retail business fell 10% from £1,567m to £1,403m but this reduction was less than planned. However, a 30% growth in profits in Insurance & Investment and a 37% growth in Corporate Banking's profits ensured that for the Group as a whole profits before tax, exceptional items and Intelligent Finance rose by 3% to £3,007m. Underlying earnings per share grew by 2% to 56.6p.

Progressive Dividend Policy

Reflecting our confidence in future earnings growth, both prompted by the growth so evident in today's results and the future delivery of merger synergies, the proposed final dividend is 18.7p, bringing the total for the year to 28.0p, 6% higher than a year earlier for Halifax shareholders, 83% higher than a year earlier for Bank of Scotland shareholders and 25% higher on a weighted average basis for HBOS plc. Dividend cover is 2.0 times on an underlying basis and recognising HBOS's commitment to growth and returns, we confirm our progressive dividend policy; targeting a medium-term dividend cover of 2.5 times.

Integration on Target

Integration proceeds in accordance with plan. As announced in December we are now targeting £690m of synergies, an increase of 11% from that announced in May last year; with a cumulative impact of £130m targeted for 2002's profits. We are on target with delivery of synergies, and in the 2001 results we have charged £132m of exceptional costs associated with delivering the merger synergies out of a total of £390m. From top to bottom HBOS is organised into five divisions, each of which carries its own specific responsibility for delivery of merger synergies. Given the clarity of our organisational structure and recognising investors' requirements for ever greater disclosure, we have re-structured our financial and operating reporting along divisional lines; a disclosure policy that will continue. Comparative disclosure is December 2000 numbers for Bank of Scotland and Halifax and they contain no material adjustments following the harmonisation of accounting policies between Bank of Scotland and Halifax.

Costs

Overall expenses grew by 12% of which new business developments and acquisitions accounted for approximately half and within which Halifax achieved its published zero cost growth target for targeted costs. For 2002 onwards each division will target specific cost improvements: cost growth in Retail (including Intelligent Finance) will be restricted to less than 3% in 2002 and RPI thereafter; committed to exploiting the cost advantage of a single operating platform, the Investment businesses are targeted to increase new business profitability by 20% over 3 years; both our Corporate and Treasury businesses will deliver year on year reductions in their cost:income ratios. Overall, and even including significant investment in Business Banking, we will halve cost growth in 2002.

Retail

Our retail businesses set tough targets for 2001 and achieved every one of them. Our approach to pricing in the mortgage market so as to achieve much better customer retention, together with our investment in Intelligent Finance, paid huge dividends in the mortgage market where HBOS took 31% market share of net lending. Importantly such growth has not been at the expense of quality; our experience in mortgage arrears has improved both in absolute terms and relative to the industry.

The new mortgage market is one which plays directly to HBOS's strength as market leader; the speed and quality of our service, the wide range of branded mortgage businesses and products and the cost base that can only be achieved with very substantial scale. We therefore now believe that it is right for us to expect to exceed our share of mortgage stock and are therefore setting a new target for net lending market share of 25%.

In banking products our strategy of delivering demonstrably better value to customers than the competition has resulted in phenomenal sales growth particularly in current accounts up 77% and credit cards up 97%. The 78% growth in credit balances in Halifax banking accounts underlines the extent to which inertia has already broken down. Helped by our banking business our savings balances grew by £8.5bn to a total of £101.5bn, increasing the market share of Household Sector Liquid Assets to 15.4% from 15.1%. The second half performance in mortgages and savings underlines our confidence that our pricing initiatives have brought forward stability in core retail margins.

Insurance & Investment

Marked improvements in cross-selling in our insurance businesses, together with wider product capability, have driven a 21% increase in sales together with a 11% increase in profits.

Led by our bancassurance business, the 55% increase in sales by our three investment businesses demonstrate the power of our unique three-channel business model. Driven by improved productivity and an expansion of direct offer of non-advice based tracker products, bancassurance sales increased by 77%. A valuable first time contribution to activity was also made by the newly acquired Halifax Equitable sales force. But sales growth was not achieved at the expense of profitability with new business profitability equivalent to 21% of effective premiums. Accordingly profits across our three investment businesses advanced by some 49%.

Business Banking

Our Business Banking Division also made good progress in the year delivering a 6% increase in profits with asset growth increasing by 11% as it began to establish the platform from which to attack the market dominance in England and Wales of the four traditional clearers. No organisation is better placed to exploit the opportunity to open up a major market widely regarded as characterised by a significant failure of competition.

Corporate Banking

Established innovators and market leaders in a range of markets, and committed to partnerships with customers in the difficult times as well as the good times, the Corporate Banking team last year achieved a 33% increase in lending and a 37% increase in profits.

In a more difficult economic environment provisions necessarily rose accounting for 0.65% of average advances (0.58% in 2000). Whilst we continue to be selective on quality, the size and strength of HBOS's balance sheet is already very clearly making a difference to the team's ability to capitalise on the undoubted opportunities there are to create value for shareholders in the current economic environment.

Treasury

In our Treasury Division our focus has been on integrating the Treasury operations of Halifax and Bank of Scotland. Asset quality has remained strong and underlying profits achieved modest growth after adjusting for significant gains on sales of fixed income securities in 2000 which were not repeated in 2001.

The key opportunity for our talented team of Treasury professionals is to generate a growing stream of high quality income by increasing their sales penetration of the Group's many and varied customer bases.

Prospects

The UK economy continues to show remarkable resilience in the face of weakness in America, Japan and across most of Europe. Indeed last Autumn's interest rate cuts have already banished emerging signs of a slowdown in the housing market. And there is now clear evidence that in the first few weeks of this year, activity is already picking up.

The total market for investment products may be slow in the first quarter but with short term rates at historically very low levels, demand should respond quickly to any material recovery in stock markets.

We do not expect a material increase in UK unemployment and we continue to expect retail credit conditions in this cycle to be comparatively benign. As the economy starts to gather momentum, we also expect to see a clear turning point in corporate and business credit conditions.

The HBOS merger was based on the objective of growth and improved returns. In 2001 our challenge was to deliver on tough promises in sales, in retail spreads and in core operating costs. These results demonstrate that we have kept our promises but that we are also ready to set new ambitious targets for HBOS.

Financial Highlights	Year ended 31.12.2001 £m	Year ended 31.12.2000 £m (1)
Divisional profit before tax (2)		
Retail Banking	**1,403**	1,567
Insurance & Investment	**772**	593
Business Banking	**308**	290
Corporate Banking	**515**	376
Treasury	**169**	210
BankWest	**80**	73
Group Items	**(240)**	(184)
	3,007	2,925
Profit attributable to shareholders	**1,676**	1,778
Balance Sheet		
Shareholders funds	**11,468**	10,538
Subordinated debt	**7,626**	5,985
Loans and advances (3)	**212,864**	189,524
Total assets	**312,275**	266,143
Total assets (excluding long term assurance assets attributable to policyholders)	**274,674**	235,085
Capital Adequacy	**%**	%
Tier 1 capital ratio	**7.9**	7.9
Total capital ratio	**10.6**	10.7
Performance Ratios		
Post-tax return on mean equity (2)	**18.2**	19.5
Cost:income ratio(5)	**44.7**	43.3
Net interest margin	**1.77**	1.95
Per share		
Earnings (basic) (4)	**46.4p**	49.9p
Earnings (underlying) (4)	**56.6p**	55.6p
Underlying eps growth	**2%**	8%
Dividends	**28.0p**	22.4p
Dividends per share growth	**25%**	11%
Net asset value	**310.0p**	289.0p

(1) The HBOS Group figures are an aggregate of the Halifax Group accounts for the year ended 31 December 2000 and Bank of Scotland Group figures derived for the same period.

(2) Excluding exceptional items and Intelligent Finance.

(3) Loans and advances comprise loans and advances to banks, customers and operating lease assets.

(4) HBOS basic earnings per share is based on profit attributable to ordinary shareholders of £1,639m (2000 £1,741m) and weighted average number of ordinary shares in issue of 3,536m (2000 3,488m). Underlying earnings per share is based on underlying profit attributable to ordinary shareholders of £2,003m (2000 £1,941m) and weighted average number of ordinary shares in issue of 3,536m (2000 3,488m). The underlying profit attributable to ordinary shareholders has been calculated by adding back the post-tax impact of exceptional items and Intelligent Finance of £290m (2000 £151m) and amortisation of goodwill (including Joint Ventures) of £74m (2000 £49m).

(5) The cost:income ratio is calculated excluding exceptional items, Intelligent Finance, goodwill amortisation and after netting operating lease depreciation against operating lease income.

12 months to

Key Operating Statistics

Retail Banking	**Dec 2001**	Dec 2000
Gross mortgage lending (£bn)	**40.0**	24.1
Net mortgage lending (£bn)	**17.0**	6.0
Mortgage balances (£bn)	**125.9**	108.9
Net mortgage lending market share (estimated) (%)	**31.0**	15.0
Stock of mortgages market share (estimated) (%)	**22.0**	21.0
Total Retail deposit balances (£bn)	**101.5**	93.0
Total lending to customers (£bn)*	**136.0**	116.8
Risk weighted assets (£bn)	**78.3**	65.4
Net Interest margin (%)**	**2.22**	2.44
Net interest spread (%)**	**2.07**	2.21
Cost:income ratio (%)**	**52.2**	47.6
Insurance & Investment		
Insurance premium income (gross written premiums £m)	**1,064**	881
Insurance policies in force (000s)	**4,700**	3,911
Investment sales (effective premium income £m)	**1,104**	712
Funds under management (£bn)	**70.2**	39.9
Business Banking		
Total lending to customers (£bn)	**18.9**	17.1
Risk weighted assets (£bn)	**21.5**	19.8
Net interest margin (%)	**3.04**	3.16
Cost:income ratio (%)	**50.0**	49.5
Corporate Banking		
Total lending to customers (£bn)*	**34.8**	26.2
Risk weighted assets (£bn)	**40.8**	30.6
Net interest margin (%)	**1.69**	1.64
Cost:income ratio (%)	**16.8**	19.5
Treasury		
Risk weighted assets (£bn)	**11.8**	14.4
Net interest margin (bp)	**18.0**	27.0
Cost:income ratio (%)	**32.9**	27.1

* after securitisation
** excluding Intelligent Finance

Retail Banking

For many years, retail banks in the UK have earned high profits from exploiting the inertia of their customer bases, offering expensive, complicated products and poor value for money. HBOS Retail Bank has set out to be fundamentally different, offering customers outstanding value for money right across all products. Through five consumer brands serving over 20 million personal customers, we have been rewarded with exceptional sales and retention performance in 2001.

Operational performance

Mortgages
Strong front-end sales and our pro-active customer retention strategy have been rewarded with exceptional results in mortgage volumes. Gross mortgage lending grew by 66% to £40bn, a 25% market share. Net lending increased by 183% to £17bn, capturing a 31% share of the market. Since relaunching our mortgage products with effect from 1 February 2002 we have continued to take a strong share of the market and the pipeline at the end of February is forecast to be some 50% greater than levels one year ago.

The contributions from the key mortgage brands were as follows:

	Gross lending £bn	Net Lending £bn
Halifax	25.02	7.46
Bank of Scotland	5.00	2.55
Birmingham Midshires	2.71	0.76
The Mortgage Business	1.97	1.21
Intelligent Finance	5.25	5.02
Total	**39.95**	**17.00**

Bancassurance
In the sale of non-advice based products through the HBOS unique 'Direct Offer' platform and in the greater productivity of our personal financial advisors we have made significant contributions to the profit momentum in the Insurance & Investment division. HBOS is on track to become the largest bancassurer in the UK within three years.

In addition, cross selling general insurance products with mortgages now makes us one of the leading arrangers of household insurance in the UK. In total around 780,000 household policies, 773,000 repayment policies and 30,000 travel policies were generated by the retail distribution teams.

Bank Accounts
HBOS has set out to be the clear customer champion in bank accounts in the UK. In 2001 we launched the high street account currently paying 20 times more interest than the traditional High Street Banks and charging approximately half the overdraft rates of the main competitors. As a result, in 2001, HBOS took more than 22% market share nationally of new or transferred current accounts versus its share of stock at 12%.

Credit Cards & Personal Lending
In the credit card market we set out to establish ourselves as the clear No 1 provider of new credit cards in the UK market place. In 2001 we issued more than 1.1m new credit cards, a 25% market share well ahead of the traditional market leaders. In the personal lending markets, sales of secured personal loans were up 43% and sales of unsecured personal loans were up 35%.

Savings
The Group also had an exceptional year in the savings market, with balances in savings and banking products increasing by £8.5bn to a total of £101.5bn (including Intelligent Finance). The HBOS share of Household Sector Liquid Assets increased from 15.1% to 15.4%.

25% share of new money into cash ISAs in the first six months of the 2002 tax year and target beating sales of over 115,000 Equity Tracker ISAs through the retail network also continued the strong trend from previous years.

Intelligent Finance
In its first full year as part of the HBOS family of famous brands, Intelligent Finance delivered an outstanding performance. 90% of the business gained was new to the HBOS Group.

- 9% net mortgage lending market share with an average balance of £100,000 (industry average £77,000)
- average loan to value of 63% (industry average 70%)
- savings inflow increasing balances to £1.7bn
- 70,000 new current accounts
- £239m of sales of personal loans
- 31,000 credit cards

Intelligent Finance remains on course to break even by the end of 2003.

Financial performance (excluding Intelligent Finance)

	2001 £m	2000 £m
Net interest income	**2,744**	2,776
Non-interest income	**701**	670
Operating income	**3,445**	3,446
Operating expenses *	**(1,798)**	(1,640)
Operating profit before provisions*	**1,647**	1,806
Provisions for bad & doubtful debts		
Specific	**(255)**	(248)
General	**(13)**	(11)
Share of profits of associates and joint ventures	**24**	20
Profit before tax *	**1,403**	1,567

Net interest margin	**2.22%**	2.44%
Net interest spread	**2.07%**	2.21%
Cost:income ratio*	**52.2 %**	47.6 %
Total Lending to Customers **	**£130.6bn**	£116.7bn

Classification of advances:	**%**	%
Home mortgages	**92**	93
Other personal lending:		
secured	**1**	1
unsecured	**4**	3
credit cards	**2**	2
banking	**1**	1

Total risk weighted assets	**£75.5bn**	£65.3bn

Non-interest income	2001 £m	2000 £m
Mortgages & Savings	**338**	304
Banking	**191**	214
Personal Loans	**8**	11
Credit Cards	**113**	87
Other	**49**	44
Net fees and commissions receivable	**699**	660
Profit on sale of investment securities	**5**	9
Other operating income	**(3)**	1
Total	**701**	670

Operating expenses *	2001 £m	2000 £m
Staff	**702**	660
Accommodation, repairs and maintenance	**55**	50
Technology	**73**	54
Marketing and communication	**246**	203
Depreciation: tangible fixed assets	**33**	31
Other	**163**	155
Sub total	**1,272**	1,153
Recharges:		
Technology	**224**	189
Accommodation	**127**	130
Other Shared Services	**175**	168
Total	**1,798**	1,640

*Excluding exceptional items

** After securitisation of £1.5bn of mortgages

Intelligent Finance

	2001 £m	2000 £m
Net-interest income	**(22)**	-
Non-interest income	**(2)**	-
Operating Income	**(24)**	-
Operating Expenses	**(118)**	(88)
Operating loss before provisions	**(142)**	(88)
Provisions for bad & doubtful debts		
Specific	**(10)**	-
General	**(2)**	-
Loss before Tax	**(154)**	(88)
Total lending to customers	**£5.4bn**	£0.1bn
Total risk weighted assets	**£2.8bn**	£0.1bn

Financial Performance (excluding Intelligent Finance)

Profit before tax and exceptional items declined by £164m to £1,403m. The primary driver behind this change was the retail strategy of facing into unsustainable retail spreads. We have therefore quite deliberately reduced our product spreads to improve customer retention and to compete aggressively for new business.

The planned reductions in retail spreads, the acceleration of sales and improvements in retention have all been in line with market expectations borne out of public statements on these issues. Overall the performance in operating income was stable despite accommodating the expected decline in the HBOS retail spread from 221bp to 207bp. As planned, the Halifax Retail operations element of this spread, which excluded consumer credit, reduced to 170bp from 193bp in the full year in 2000. The spread reduction of 23 bp was all taken in the first half of 2001 with spreads held at this same level in the second half of the year. The total spread reduction was invested in competitive pricing in mortgages, savings, current accounts and consumer credit products in pursuit of targeted sales growth.

As a consequence of the spread reduction and a reduced benefit from internal funding, the HBOS retail margin declined from 244bp to 222bp.

	Basis Points
Net interest margin for the year to Dec 2000	244
Add	
Credit Card increase	2
Less	
Mortgages	(9)
Savings	(4)
Banking	(3)
Internal funding	(8)
Net interest margin for the year to Dec 2001	222

The second half performance underlines our confidence that our pricing initiatives have brought forward stability in our core retail margins.

Non-interest income grew by £31m to £701m an increase of 5%. The pace of growth was impacted by a volume related increase in ATM interchange fees attributable to the success of our new current account product together with the withdrawal of surcharges for customers who use competitor ATMs, resulting in a £62m reduction in other income year on year.

Operating expenses grew by 10% in the year, primarily driven by additional staffing costs, technology investments and marketing. Staff costs grew by 6% overall as the growth momentum necessitated an increase in the numbers of front line colleagues to deliver the desired levels of sales performance and customer service. Technology spend particularly at Bank of Scotland increased as new investments were made in core branch banking systems. Marketing support for product sales required an increased investment in all broadcast media and in direct marketing with total spend here up 21%.

The overall charge for provisions increased by 3% reflecting the high quality asset growth and performance in the year. Overall, mortgage credit quality, as measured by arrears performance and closing provisions as a percentage of loan assets again improved. Mortgages 3-6 months in arrears declined from 0.97% to 0.76% and total provisions as a percentage of advances declined from 0.38% to 0.32%.

	2001 (000's)		CML* average	2000 (000's)		CML* average
Mortgage Arrears	Cases	Mortgages %	%	Cases	Mortgages %	%
3-6 months	20,712	0.76	0.71	26,125	0.97	0.85
6-12 months	10,651	0.39	0.38	11,535	0.43	0.43
Over 12 months	4,869	0.18	0.17	4,451	0.17	0.19
Total	36,232	1.33	1.26	42,111	1.57	1.47

*Council of Mortgage Lenders

For the unsecured portfolio in total the level of provisions as a percentage of advances declined from 6.62% to 5.93%. In the credit card businesses, good progress has been made in reducing the provisions charge from 3.7% to 3.4% of average outstandings.

Retail banking non-performing assets as a percentage of total lending has also reduced from 2.49% to 2.22%.

An improved performance in Sainsbury's Bank and the Centrica joint venture has resulted in a 20% increase in overall contribution from joint ventures and associates.

Costs
Leadership on delivering value and transparency to the customer demands that HBOS Retail is a demonstrably low cost player. The merger provides us with the opportunity to extract £120m of cost synergies over the next three years through a combination of distribution integration, central overhead consolidation and IT integration. With the benefit of these cost synergies and other productivity improvements, we are targeting total cost growth (including Intelligent Finance) below 3% in 2002 and below RPI in subsequent years.

Prospects
The future for a retail bank genuinely committed to deliver growth to its shareholders is all about giving value and superb service to its customers. We believe only one bank in the UK truly thinks this way and is striving to make that experience an everyday reality for customers. That bank is HBOS.

In 2002, the integration of the two retail networks of Bank of Scotland and Halifax is targeted to deliver on-going sales momentum, with Halifax branded products also on offer through the Bank of Scotland network in Scotland. The key deliverables for HBOS Retail will be:

- net lending mortgage share of 25%
- new current account and credit card market shares above 20%
- to become the UK's number one bancassurer within three years
- total cost growth in HBOS Retail including Intelligent Finance less than 3% in 2002

Insurance & Investment

The Insurance & Investment Division offers customers a wide choice of famous brands with multi-channel access. In 2001 the Division achieved strong sales across all products and through all channels with 21% growth in insurance sales and 55% growth in sales of investment products. Divisional profits before tax and exceptional items advanced 30% to £772m.

HBOS has broken through the £2bn sales barrier, with over £1bn in gross written premiums from the Insurance businesses and over £1bn effective new premium income from the Investment businesses.

Operational Performance

Insurance sales:
Overall sales of insurance products through the Halifax, St Andrew's and esure brands, as measured by gross written premiums, increased by 21% to £1,064m in 2001. The number of in force policies rose by 20% to 4.7m.

	Number of in-force policies 000's		Gross written premiums £m	
	2001	**2000**	**2001**	**2000**
Household	1,963	1,857	344	337
Repayment	2,160	1,581	631	466
Motor	490	425	75	66
Other	87	48	14	12
Total	**4,700**	**3,911**	**1,064**	**881**

Household
Household policies in force grew by 6% in just one year as a result of increased mortgage lending, and improved cross-sell performance both direct and through intermediaries. HBOS is now one of the largest arrangers of household insurance in the UK. Increasingly, service is a key differentiation in this market and Halifax's household insurance business team won the coveted "Claims Team of the Year" at the British Insurance Awards.

Repayment
Repayment policies grew strongly by 37% as a result of increased personal loan and credit card volumes but also reflecting St. Andrew's success in attracting more third party business.

Motor
Motor insurance policies grew by 15% as a result of the successful launch of esure, which not only offers its own branded insurance directly to the public but also now underwrites the Halifax branded car insurance. Through its unique insight into the pricing of insurance, esure is already challenging traditional competitors.

Investment sales:
Overall sales of investment products through the Halifax, Clerical Medical and St. James's Place brands, as measured by new effective premium income (annual premiums plus 10% of single premiums), increased by 55% to £1,104m in 2001. Sales of pensions doubled and, despite a second year of declining stock markets, sales of collective investment products advanced by around a third. This resulted in a significant shift in product mix so that around 75% of investment sales now come from collective investments and unit-linked products.

Notwithstanding strong growth outside the UK, domestic business still accounts for around 90% of total sales. Based on the UK sales figures declared by other companies thus far, HBOS was the UK's third largest life, pensions and investment group in 2001.

	2001	**2000**

Effective Premiums*		
	£m	£m
Life	598	426
Pensions	373	183
Collective Investment Schemes	133	103
Total	**1,104**	**712**

Intermediary	593	354
Bancassurance	306	173
Wealth management	205	185
Total	**1,104**	**712**

Regular	361	194
Single (10%)	743	518
Total	**1,104**	**712**

* One tenth of single premiums plus all annual premiums

Bancassurance
The sheer power of the consumer proposition based on value, product simplicity and service is demonstrated most clearly by the progress made by our bancassurance business. Increased in-branch adviser numbers and productivity, the continued success of CAT marked tracker ISA sales via branch staff and Halifax Equitable's first time contribution saw bancassurance sales advance by 77%. Equity ISA sales were particularly strong throughout the year and in the 4th quarter, we believe that Halifax achieved the Number 1 position in the Industry as measured by net retail sales.

In the existing bancassurance business sales quality improved; first year persistency in 2001 was over 98%. After an understandably slow start following the acquisition of Equitable Life's operating assets in March 2001, the Halifax Equitable sales force ended the year strongly with new effective premiums of £22m in the last quarter of 2001.

IFA
Intermediary sales grew by 68%. Clerical Medical's UK IFA sales grew by 64% as the business capitalised on its investment track record and financial strength. Sales of group pensions hit record levels following the Government's introduction of Stakeholder Pensions in April. Our developing cross border business in Continental Europe continues to show strong growth through sales of investment products through intermediaries in Germany, Italy, Austria and Belgium. Overall, overseas sales grew by 83%.

Wealth management
Despite the depressed stock market, sales at St. James's Place increased by 11%, building on the previous year's exceptional 42% increase in sales. Partner numbers increased to over 1,100 and once again productivity improved as the Partnership achieved a 41% increase in sales in the all important pensions market.

Asset Management:
Our asset management business embarked on an expansion strategy designed to exploit its strong investment track record. Funds under management rose by 93% to around £64bn as a result of the acquisition of The Equitable's investment mandate, bringing total funds under management for the Group, including St James's Place to over £70bn. 2001 proved to be another good year for performance with 63% of funds above median. The long term performance track record is now as follows:-

% funds above median	3 Years		5 Years
Life	78%		89%
Pension	75%		88%
Collective Investments	64%		64%
All funds	**69%**		**74%**

Source: CAPS, Hindsight@REUTERS Ltd

Financial Performance

	2001 £m	2000 £m
Net interest income	**18**	16
Non-interest income*	**962**	737
Operating income *	**980**	753
Operating expenses*	**(194)**	(152)
Operating profit*	**786**	601
Share of profits of associates and joint ventures	**(14)**	(8)
Profit before tax*	**772**	**593**

Non-interest income*	2001 £m	2000 £m
Income from long term assurance business	**443**	288
General insurance premium income	**265**	95
Claims payable	**(68)**	(11)
OEIC/Unit trust management fees	**71**	46
Fund management income	**26**	-
Other net fee income	**212**	318
Other operating income	**13**	1
Total	**962**	**737**

Operating expenses *	2001 £m	2000 £m
Staff	**75**	41
Accommodation, repairs and maintenance	**12**	2
Technology	**1**	1
Marketing and communication	**8**	7
Depreciation: tangible fixed assets	**3**	1
Other	**75**	74
Sub total	**174**	126
Recharges:		
Technology	**14**	15
Accommodation	**3**	3
Other Shared Services	**3**	8
Total	**194**	**152**

* Excluding exceptional items

Profit before tax and exceptional items in 2001 was £772m, an increase of 30% compared to 2000 and contributing 26% towards total group profits. Insurance profits advanced by 11% to £328m and profits across our investment businesses increased by 49% to £444m.

The financial reporting basis for long term assurance businesses continues to be based on embedded values utilising appropriately smoothed asset values and a gap between the discount rate and assumed equity return, at 1.9%, amongst the highest and most prudent in the industry.

Embedded value basis	**2001**		**2000**
	%		%
Discount rate (after tax)	9.4		8.5 – 10
Equity return (pre tax)	7.5		[illegible]

Gilt return (pre tax)	5.0		5.0
Expense inflation	3.0		3.0

New business profitability across the investment businesses, calculated using an achieved profits accounting basis to aid industry comparison was 21% of new effective premium income. As part of our strategy for integrating our investment business administration, the investment business has set a target for new business profitability of not less than 25% within 3 years. As this statistic captures our performance in driving down unit costs in both new business acquisition and processing, as well as in force processing, it forms the basis of a demanding cost target.

New business profitability basis	2001 %
Discount rate (after tax)	8.0
Equity return (pre tax)	7.5
Gilt return (pre tax)	5.0
Expense inflation	3.0

Overall, operating income grew by 30% to £980m with the following key contributions. General Insurance premium income grew by 179% to £265m following the decision during 2001 by Halifax to underwrite its own repayment insurance business. This resulted in premium income of £122m in addition to the £143m generated by Bank of Scotland. Conversely the fall in other net fee income reflects the reduction in commissions previously received from the former underwriters of Halifax repayment insurance. However, this has been more than offset by the increase in premium income. The increase in OEIC/unit trust management fees reflects the full year impact of St James's Place's contribution increasing from £18m to £33m, an increased contribution from Halifax Financial Services of £34m, up from £25m and £4m from Bank of Scotland Investors Club. Fund management fees of £26m relate to The Equitable's investment mandate acquired in March 2001.

Overall operating expenses before exceptional items have grown by 28%, the increase relating entirely to the additional running costs of the operations acquired from The Equitable and the establishment by Halifax of its own repayment insurance business. These additional expenses were more than matched by additional income.

Prospects

HBOS's unique portfolio of investment businesses means that it is well placed to capitalise on the industry change that will follow any final decision by the FSA to abandon polarisation. Indeed, HBOS's bancassurance business recently launched its "post polarisation" portfolio of investment products characterised by simplicity of design and with no front end charges giving clarity on charging to the customer. Whilst this makes the business more capital intensive, returns here are excellent and our new bancassurance customer proposition is expected to lead to further substantial growth.

2001 saw a step change in our cross-sell performance in insurance products. Even just sustaining this performance, together with esure's emergence as an industry force, will lead to further good growth in in-force policies and premiums.

Business Banking

Business Banking provides a full range of banking services to businesses with a turnover up to £10m a year. The Division also encompasses Asset and Motor Finance activities including Vehicle Management and Contract Hire. In addition the Division has successful and rapidly growing businesses in Ireland and Australia.

The merger of the Bank of Scotland and Halifax establishes an excellent base for a strong challenge to the "Big 4" clearing banks. The Bank of Scotland brand, track record of experience, stability, credibility and innovation, together with the Halifax distribution in England and Wales presents opportunities for new levels of growth not possible pre-merger.

The planned recruitment of an additional 1,500 colleagues is now underway, drawing on resource from the HBOS Retail Division together with a major recruitment campaign to attract seasoned banking professionals away from the competitors. New Business Banking teams will be based in Halifax offices in England and Wales with dedicated business banking facilities and on a mobile basis covering key target areas. We are also expanding our dedicated Direct Business Bank. Retail colleagues are targeted to provide 1,000 leads each and every day to these new teams.

Operational Performance

New Lending
Asset growth, including major joint ventures and the ICC acquisition, was 11% in the year. This has been achieved in a market where demand for asset finance has been flat and where the business customers motor market has fallen by around 4%.

Business Banking now has a 33% market share in Scotland, and a 2% share in England and Wales.

Deposit growth has been strong at 33%, increasing from £7.5bn to £10bn and we continue to focus heavily on this important element of the funding mix.

Distribution strengthened
Business Banking operates through a number of distribution channels including its Business Centres within the branch network, totalling 59 at the year end. This will be strengthened further by access to key Halifax branches across England and Wales.

Customer numbers have grown by 16% and now stand at approximately 855,000 with particularly strong growth in customers attracted to the Direct Business Bank, up 18%, and through the motor finance businesses where growth is up 23%.

Financial Performance

	2001	2000
	£m	£m
Net interest income	**551**	494
Non-interest income	**476**	429
Operating income	**1,027**	923
Operating expenses *	**(614)**	(563)
Operating profit before provisions *	**413**	360
Provisions for bad & doubtful debts		
Specific	**(119)**	(93)
General	**(6)**	18
Share of profits of associates and joint ventures *	**20**	5
Profit before tax *	**308**	290

Net interest margin	**3.04%**	3.16%
Net interest spread	**2.66%**	2.71%
Cost:income ratio **	**50.0%**	49.5%

Total lending to customers	**£18.9bn**	£17.1bn
Classification of advances:	**%**	%
Agriculture, forestry and fishing	**3**	4
Energy	**1**	2
Manufacturing industry	**10**	11
Construction and property	**17**	13
Hotels, restaurants and wholesale and retail trade	**15**	13
Transport, storage and communication	**3**	2
Financial	**13**	13
Other services	**26**	31
Individuals		
Home mortgages	**-**	1
Other personal lending:		
Motor Finance	**9**	9
Overseas residents	**3**	1

Total risk weighted assets	**£21.5bn**	£19.8bn

Non-interest income	2001 £m	2000 £m
Business Centres	**103**	97
Asset Finance	**10**	15
Motor Finance	**(21)**	(18)
Other	**19**	(6)
Net fees and commissions receivable	**111**	88
Operating lease rental income	**338**	311
Profit on sale of investment securities	**11**	24
Amounts written off fixed asset investments	**-**	(2)
Other operating income	**16**	8
Total	**476**	429

Operating Expenses *	2001 £m	2000 £m
Staff	**198**	164
Accommodation, repairs and maintenance	**20**	20
Technology	**28**	9
Marketing and communication	**19**	19
Depreciation:		
Tangible fixed assets	**17**	15
Operating lease assets	**201**	210
Other	**51**	60
Sub total	**534**	497
Recharges		
Technology	**32**	12
Accommodation	**2**	3
Other Shared Services	**46**	51
Total	**614**	563

* Excluding exceptional items
** Cost:income ratio has been calculated excluding exceptional items and after netting operating lease depreciation against operating lease income.

Profits before tax and exceptional items increased by 6% to £308m, representing 10% of the Group profit before tax, exceptional items and Intelligent Finance. The increase reflects a release of general provisions in 2000 to cover motor residual value deterioration. This year there was a £6m overall charge for general provisions (2000: £18m release). At the operating level, profit before provisions increased 15% to £413m.

Operating income rose 11% to £1,027m. Within this increase, net interest income increased by 12% despite margins declining from 3.16% to 3.04%. The movements in the margin were as follows:

	Basis Points
Net interest margin for the year to Dec 2000	316
Less: ICC Bank inclusion	(4)
Deposit margins	(3)
Early termination of lease	(5)
Net interest margin for the year to Dec 2001	304

Non-interest income also increased by 11%, with net fees and commissions increasing by 26% reflecting growth in the Australian and Irish businesses, particularly following the ICC Bank acquisition. Australia and Ireland now account for 18% of divisional pre-tax profits. Operating lease rental income has increased by 9% from £311m to £338m.

Operating expenses before exceptional items and after recharges increased by 9%, reflecting the strong asset growth. In line with expansion plans, investment in staff continued, with an increase in headcount of 24% to 5,658. Technology costs increased by a total of £39m as a result of the development of core application and banking systems - essentially a series of key strategic I.T. projects designed to serve as a sound platform for aggressive future growth.

Notwithstanding the difficult economic climate, asset quality remains sound with some prudent increases in provisions to reflect current and anticipated market conditions. The total provision charge as a percentage of average customer lending was 0.69%, compared to 0.46% for 2000. Non Performing Assets (NPAs) as a percentage of total lending increased from 2.53% to 2.73%.

Residual values for motor vehicles have now entered a more stable period with improved results recorded by the Contract Hire businesses including the Lex Vehicle Leasing joint venture.

Prospects

We have that rare combination of opportunity and a market climate that is crying out for value, transparency and quality of service. The embedded capability and experience of Bank of Scotland to exploit the huge opportunity opening up in the Halifax distribution network in England and Wales involves significant investment in people and infrastructure, which investment has already held back growth in 2001. No organisation is better placed to exploit the opportunity to open up a major market widely regarded as characterised by a significant failure of competition. Building share at this stage in the economic cycle means that our timing is fortuitous and our key deliverable is simple; the delivery of merger synergies previously promised by 2004.

Corporate Banking

Operating from 21 locations in the UK and 12 overseas, Corporate Banking provides a full range of banking products and services to businesses with an annual turnover of more than £10m.

The Bank of Scotland Corporate Banking team combines the innovation and creativity of an investment bank, with the traditional strengths of a relationship bank. Coupled with speed of decision-making and a commitment to partnership in difficult times as well as good, these are the strengths that have enabled the team to achieve market leadership in many key sectors.

In 2001 the Corporate Banking Division achieved a 33% increase in lending and with margins increasing slightly the Division delivered a 37% increase in profits before tax and exceptional items.

Operational Performance

New Lending
Commitments grew by 32% in the year to £58bn. In Scotland where Bank of Scotland already banks a significant portion of the corporate sector, business continued to show strong growth with commitments increasing by 35%. In England and Wales our commitments increased by 20%. Three new locations in the South East, Midlands and North West were added to our network of offices to strengthen our growth prospects south of the border.

Loans actually drawn increased by 33% to £34.8bn. This is net of £1.4bn of assets securitised during the year.

Country Risk Exposure
85% of our exposures are in the UK, 8% in the USA, 5% in mainland Europe and 2% in Australia.

Financial Performance

	2001 £m	2000 £m
Net interest income	**536**	375
Non-interest income	**322**	234
Operating income	**858**	609
Operating expenses *	**(152)**	(119)
Operating profit before provisions*	**706**	490
Provisions for bad & doubtful debts		
Specific	**(168)**	(90)
General	**(30)**	(37)
Share of profits of associates and joint ventures	**7**	13
Profit before tax *	**515**	376

Net interest margin	**1.69%**	1.64%
Net interest spread	**1.35%**	1.31%
Cost:Income ratio **	**16.8%**	19.5%

Total lending to customers ***	**£34.8bn**	£26.2bn
Classification of advances:	**%**	%
Energy	**3**	5
Manufacturing industry	**11**	13
Construction and Property:		
Property Investment	**11**	8
Housing Associations	**6**	8
Housebuilding	**3**	3
Other property	**8**	6
Hotels, restaurants and wholesale and retail trade	**8**	7
Transport, storage and communication	**12**	11
Financial	**8**	5
Other services	**12**	14
Overseas residents	**18**	20

Total risk weighted assets	**£40.8bn**	£30.6bn

Non-interest income	**2001 £m**	2000 £m
Arrangement fees	**169**	130
Commitment fees	**36**	25
Guarantee fees	**14**	10
Redemption fees	**12**	13
International services	**8**	11
Transaction fees	**11**	10
Other	**18**	10
Net fees and commissions receivable	**268**	209
Profit on sale of investment securities	**28**	21
Operating lease rental income	**31**	-
Dividend income from equity shares	**4**	8
Amounts written off fixed asset investments	**(9)**	(4)
Total	**322**	234

Operating expenses *	**2001 £m**	2000 £m
Staff	**67**	54
Accommodation, repairs and maintenance	**9**	7
Technology	**6**	1
Marketing and communication	**3**	3
Depreciation:		
Tangible fixed assets	**2**	2
Operating lease assets	**9**	-
Other	**21**	18
Sub-Total	**117**	85

Recharges		
Technology	**7**	5
Accommodation	**1**	1
Other Shared Services	**27**	28
Total	**152**	119

* Excluding exceptional items
** Cost:income ratio is calculated excluding exceptional items and after netting operating lease depreciation against operating lease income.
*** Net of £1.4bn of securitised corporate loans.

Profit before tax and exceptional items showed excellent growth in the year, increasing by 37% to £515m, equating to 17% of the Group's profits.

Operating income increased by 41% to £858m. Net interest income rose by 43%, faster than the growth in our lending, with margins increasing from 1.64% to 1.69%.

	Basis Points
Net Interest margin for the year ending Dec 2000	164
Add	
Benefit of securitisation	5
Improved lending margins	6
Less	
Operating lease funding costs	(3)
Reduced deposit margins	(3)
Net Interest Margin for the year ending Dec 2001	169

As is usually the case when the economy slows, 2001 was a year when better returns were available on better risks as a less competitive environment saw lending margins improve at the same time as deal structures and business projections became less aggressive.

Non-interest income rose by 38% to £322m with increases in fees, commissions and investment gains; the latter despite a less than favourable market for equity realisations.

Operating expenses before exceptional items rose by 28% largely as a result of the decision to increase the number of staff to take advantage of the ever-increasing number of business opportunities, both in the UK and overseas. FTE's increased by 23% to 1,077. Expense growth has however been distorted by the inclusion of £9m of operating lease depreciation on business new to this Division. Like for like growth excluding this factor is 20%, around half that of total income growth, leading to yet a further improvement in the Division's cost:income ratio; from 19.5% to 16.8%. Whilst it is imperative that the Division's resources expand in order to take full advantage of the growth opportunities presented by the merger, existing cost efficiency is key and we are targeting year on year reductions in our cost:income ratio.

Much tougher economic conditions for our customers inevitably resulted in an increase in provisions against bad and doubtful debts, which rose by £71m to £198m, equating to 0.65% of average advances for the year, compared to 0.58% the previous year. Our five largest provisions amounted to just £35m and accounted for 21% of the total specific charge. Non-performing assets at the year-end equated to 1.6% of loans outstanding (before securitisation) compared with a figure of 1.1 % the previous year.

The Division works very closely with Group Financial Risk ("GFR") to ensure all credit risks are properly identified and carefully managed. GFR is also responsible for monitoring our overall portfolio to ensure that there are no unwelcome trends or undue concentrations. All individual credits are reviewed on an on-going basis and sectors as a whole are reviewed regularly, although we continue to have the view that there are always good transactions to be done even in difficult sectors.

The share of profits from our joint ventures reduced from £13m to £7m in the year, as three joint ventures were sold at a profit. In the prior year these three ventures had accounted for around £9m of income. However, the share of profits from joint ventures is only part of the returns derived from this activity, with interest and non-interest income also being generated from debt and mezzanine finance.

Prospects

Both Bank of Scotland and Halifax were already the clear market leaders in many of the areas in which they operated. The bigger and stronger HBOS balance sheet enhances new growth prospects. Our reputation is excellent, we have a highly talented and experienced staff that we believe is the best in the industry and we look forward to the year ahead with confidence.

Treasury

HBOS Treasury Services combines the treasury businesses of Halifax and Bank of Scotland, providing wholesale multi-currency funding, managing liquidity and the treasury investment portfolio for the HBOS Group. Treasury also manages the market risk arising from the Group's Retail, Business and Corporate Divisions and leads the Group's debt capital issuance and asset securitisations.

Additionally, a range of treasury services is provided to SMEs and large corporate customers of the Business and Corporate Divisions. A sales team works directly with customers to build risk management solutions tailored to their specific requirements. Similarly a range of treasury services and product solutions is available to intra-group customers.

HBOS Treasury Services seeks to maximise opportunities from the underlying flows generated by the Group's operations but trades on its own account in the world's foreign exchange, money markets, derivatives, debt and capital markets. The Division's overriding focus is on high quality business generated primarily from customer flows, both internal and external – and in achieving a significant increase in returns.

Operational Performance

During 2001 the focus has been on the planning and execution of the merger of the two treasury businesses whilst maintaining a prominent position in the sterling money markets and the development of sterling repo activities. Considerable work has been required in the operational and legal integration of the two businesses whilst at the same time conducting 'business as usual' for the Group and its customers.

There has been greater diversification of sources of revenues with an increasing contribution from new products such as repos and structured derivative transactions and from non-sterling currencies, including the Euro and US Dollar.

Asset Quality

The results reflect our cautious approach to credit, which stems from the high quality interbank and investment portfolios, concentrated on Financial Institutions, Sovereigns and asset-backed securities. The Treasury investment portfolio is of high quality, with 99% of assets rated A or better and 86% of assets rated AAA.

Financial Performance

	2001 £m	2000 £m
Net interest income	**206**	238
Non-interest income	**46**	50
Operating income	**252**	288
Operating expenses *	**(83)**	(78)
Profit before tax*	**169**	210

Net interest margin (bp)	**18**	27
Net interest spread (bp)	**16**	22
Cost:income ratio *	**32.9 %**	27.1 %
Total risk weighted assets	**£11.8bn**	£14.4bn

	2001 £m	2000 £m
Non-interest income:		
Dealing Profits	**77**	62
Fees Payable	**(22)**	(12)
Amounts written off fixed asset investments	**(9)**	-
Total	**46**	50

Operating expenses *	2001 £m	2000 £m
Staff	**41**	35
Accommodation, repairs and maintenance	**9**	8
Technology	**7**	5
Marketing and communication	**-**	1
Depreciation: tangible fixed assets	**1**	1
Other	**16**	19
Sub total	**74**	69
Recharges		
Technology	**11**	9
Accommodation	**1**	-
Other Shared Services	**(3)**	-
Total	**83**	78

* Excluding exceptional items

Profit before tax and exceptional items was £169m, 6% of Group profit before tax, exceptional items and Intelligent Finance, a reduction from the £210m achieved in 2000. Net interest income fell to £206m from £238m. The fall reflects lower sales of fixed income securities, with profits £50m lower in 2001 than 2000 together with the impact of lower interest rates and lower capital usage within the Treasury operations. These reductions in net interest income were partially offset by an increase in credit trading interest income. The lower level of net interest income is reflected in the fall in the net interest margin to 18bp from 27bp. The movement in margin was as follows:

	Basis Points
Net interest margin for the year to Dec 2000	27
Add increase in wholesale margins	1
Less gains from sales of fixed income securities	(6)
Other movements	(4)
Net interest margin for year to Dec 2001	18

Non-interest income increased to £55m from £50m before the charge of £9m in respect of the write down in value of a single asset backed security. This improvement stems from the growth in revenues from Treasury product sales to the Group's corporate and SME customers together with an increase in trading profits. This was also helped by the favourable interest rate environment experienced through most of the year and boosted by a new business line in repo trading.

Operating expenses before exceptional items increased to £83m from £78m reflecting significant spend on upgrading risk management and other Treasury information systems. Staff costs rose to £41m from £35m as a result of the full year effect of the recruitment of additional skilled personnel in 2000. The cost:income ratio increased to 32.9% from 27.1%.

Total risk weighted assets attributable to Treasury fell to £11.8bn from £14.4bn principally from the efficient management of capital.

Prospects

The immediate focus has been in successfully integrating the treasury operations and infrastructure of both Bank of Scotland and Halifax. In addition to economies of scale, this will deliver increased strength and depth providing improved customer services and greater product coverage. Treasury's medium term objective is to grow its revenues by around 15% pa.

The merger will also generate significant cost savings for the Bank of Scotland element of wholesale funding. The higher credit ratings, now AA for senior debt by S & P compared with A+ previously for Bank of Scotland on its own, will deliver improved pricing on the Medium Term Note Programme.

We will in addition continue to earn the wholesale spread, but on an increased funding requirement arising from the expansion of Corporate Banking business, possible as a result of the merger. We also expect to benefit from higher sales of hedging, foreign exchange and other treasury products from the increased Corporate and Business Banking customer base.

Our external face to the market will change from the two existing treasury counterparty names to a new, single name, HBOS Treasury Services. We expect to start conducting new business in the new name during 2002 and we expect our treasury activities to be fully integrated by the end of the first quarter of 2003.

FINANCIAL REVIEW

Group profit before tax increased by £82m to £3,007m before charging the start up loss of Intelligent Finance of £154m, merger costs of £76m, restructuring costs of £132m and other net exceptional costs of £15m, as shown below:

	2001 £m	2000 £m
Group profit before tax	**2,630**	2,668
Add back:		
- Merger costs	**76**	
- Restructuring costs	**132**	124
- Other	**15**	45
- Intelligent Finance	**154**	88
Group profit before tax, exceptional items and Intelligent Finance	**3,007**	2,925

Group profit before tax, exceptional items and Intelligent Finance on a divisional basis is as follows:

Segmental analysis	2001 £m	2000 £m
Retail Banking	**1,403**	1,567
Insurance & Investment	**772**	593
Business Banking	**308**	290
Corporate Banking	**515**	376
Treasury	**169**	210
BankWest	**80**	73
Group Items	**(240)**	(184)
	3,007	2,925

Underlying earnings per share before exceptional items, Intelligent Finance and goodwill amortisation rose 2% to 56.6p (2000 55.6p) and the proposed final dividend is 18.7p, bringing the total for the year to 28.0p, 25% higher than the weighted average dividends paid by Halifax and Bank of Scotland in respect of the previous financial year. The basic dividend cover is 1.6 times and 2.0 times on an underlying basis. If approved at the Annual General Meeting, the final dividend will be paid on 31 May 2002 to shareholders on the register at the close of business on 15 March 2002.

The Directors have decided to introduce a Share Dividend Plan and to offer ordinary shareholders the choice of electing under the Plan to receive the whole of their dividends in new ordinary shares credited as fully paid instead of cash in respect of the proposed final dividend for the year ended 31 December 2001 and for future dividends. A circular containing details of the Plan, key dates in respect of the new shares to be allotted to shareholders who elect to join the Plan and the relevant mandate form will be sent to shareholders during March and April 2002.

Group operating profit before provisions for bad and doubtful debts, exceptional items and Intelligent Finance rose by 6% to £3,567m.

Group Net Interest Income
Group net interest income, excluding exceptional items and Intelligent Finance increased by £164m to £4,195m.

	2001 £m	2000 £m
Interest receivable	**16,021**	15,111
Interest payable	**(11,826)**	(11,080)
Net interest income*	**4,195**	4,031
Average balances		
Interest earning assets:		
- Loans and advances	**182,718**	160,922
- Securities and other liquid assets	**53,912**	46,069
	236,630	206,991
Net interest margin*	**1.77%**	1.95%

* Excluding net interest payable within Intelligent Finance of £22m (2000 £nil)

The reduction in the Group net interest margin of 18bps is analysed below (more detail is provided in the Divisional reports/sections).

	Basis Points
Retail Banking	(18)
Business Banking	(1)
Corporate Banking	3
Treasury	(2)
BankWest	-
	(18)

Non-Interest Income
Non-interest income increased by £392m (18%) to £2,585m.

	2001 £m	2000 £m
Net fees and commissions receivable	**1,404**	1,304
Income from long term assurance business*	**443**	288
General insurance premium income	**265**	95
General insurance claims	**(68)**	(11)
Operating lease rental income	**369**	311
Dealing profits	**82**	66
Profit on sale of investment securities	**45**	47
Amounts written off fixed asset investments	**(21)**	(9)
Other operating income**	**66**	102
	2,585	2,193

* Excluding exceptional income of £27m (2000 £nil) within St. James's Place Capital
** Excluding charges within Intelligent Finance of £2m (2000 £nil)

The movement in non-interest income is attributable to the various divisions as follows:

	£m
Retail Banking	31
Insurance & Investment	225
Business Banking	47
Corporate Banking	88
Treasury	(4)
BankWest	5
	392

Operating Expenses
Total operating expenses excluding exceptional items and Intelligent Finance were £355m (12%) higher at £3,213m. New business developments including acquisitions and the associated goodwill accounted for approximately half of this increase. The increase in the goodwill amortisation is attributable to a full year's charge in respect of St. James's Place Capital and also the acquisition of ICC Bank and the operating assets, salesforce and unit linked and non-profit business of The Equitable Life Assurance Society ("The Equitable") during the year. A further contributing factor to the increase related to significant expenditure on IT development.

	2001 £m	2000 £m
Staff	**1,369**	1,286
Accommodation, repairs and maintenance	**294**	245
Technology	**342**	259
Marketing and communication	**336**	271
Depreciation:		
Tangible fixed assets	**248**	234
Operating lease assets	**210**	210
Goodwill Amortisation	**68**	43
Other	**346**	310
	***3,213**	*2,858

* Excluding exceptional items of £174m (2000 £124m) and Intelligent Finance of £118m (2000 £88m).

The increase in expenses is attributable to the divisions as follows:

	£m	**% increase**
Retail Banking	158	10
Insurance & Investment	42	28
Business Banking	51	9
Corporate Banking	33	28
Treasury	5	6
BankWest	10	8
Group Items	56	30
	355	12

The underlying cost:income ratio excluding exceptional items, Intelligent Finance and the amortisation of goodwill and after netting operating lease depreciation against operating lease income (as in previous years) increased slightly to 44.7% (2000 43.3%), as shown in the table below:

	2001 £m	2000 £m

Operating expenses	**3,505**	3,070
Exceptional items	**(174)**	(124)
Intelligent Finance	**(118)**	(88)
Goodwill amortisation	**(68)**	(43)
Operating lease depreciation	**(210)**	(210)
Underlying operating expenses	**2,935**	2,605
Net operating income	**6,872**	6,244
Exceptional items	**(27)**	
Intelligent Finance	**24**	
Amounts written off fixed asset investments	**(21)**	(9)
General insurance claims	**(68)**	(11)
Operating lease depreciation	**(210)**	(210)
Underlying operating income	**6,570**	6,014
Cost:income ratio	**44.7%**	43.3%

Group Items
Group items, which comprises costs incurred in the management of the Group as a whole and the amortisation of goodwill, are analysed below:

	2001 £m	2000 £m
Staff	**223**	271
Accommodation, repairs and maintenance	**179**	150
Technology	**223**	185
Marketing and communication	**53**	30
Depreciation	**184**	176
Goodwill amortisation	**68**	43
Other	**(20)**	(49)
Sub Total	**910**	806
Less Recharges[1]		
Technology	**(288)**	(230)
Accommodation, repairs and maintenance	**(134)**	(137)
Other Shared Services	**(248)**	(255)
Total	**240**	184

[1]Shown under the operating expenses analysis for each division.

Merger Cost Synergies and Revenue Benefits
Merger cost synergies and net revenue benefits are now estimated at £690m to be achieved by 2005, split £340m cost synergies and £350m net revenue benefits. The financial impact of such synergies and benefits in 2001 was some £22m. One-off costs associated with the achievement of synergies are estimated at £390m with £132m being charged in 2001.

The estimated cumulative profit and loss impact of total synergies (excluding one-off costs) in each financial year is shown below:

	£m
2001	22
2002	130
2003	420
2004	670
2005	690

Balance Sheet Growth
Advances to customers increased by 16% to £198bn. During the year, £2.2bn of loans were securitised. The mix of the Group's lending portfolio at the year end is summarised in the following table:

	2001 £bn	2001 %	2000 £bn	2000 %
Commercial[1]	58	29	49	29
Residential Mortgages[1]	127	64	110	65
Other Personal	13	7	11	6
Total	198	100	170	100

[1] After Securitisation

Customer deposits grew by 11% to £141bn and wholesale funds by £21bn to £100bn.

Bad Debt Provisions & Non-Performing Assets

	Specific £m	General £m	Total £m
At 1 January 2001	971	607	1,578
Amounts written off during the year	(478)	-	(478)
Charge for the year	556	52	608
Recoveries of amounts previously written off	39	-	39
Other movements	14	8	22
At 31 December 2001	1,102	667	1,769

The total charge for bad and doubtful debts against Group profits was £608m (2000 £471m), including Intelligent Finance of £12m. Within this the charge for specific provisions increased 27% to £556m (2000 £438m), representing 0.30% of average customer lending (2000 0.27%).

General provision policy has been standardised based on an expected loss methodology. The general provision charge for the year amounted to £52m (2000 £33m which includes a credit in respect of a utilisation to cover losses arising from the structural decline in vehicle residual values).

Closing provisions as a % of year end customer advances are analysed in the following table:

	2001		2000	
	£m	**As % of customer advances**	£m	As % of customer advances
Specific Provisions	**1,102**	**0.56**	971	0.57
General Provisions	**667**	**0.34**	607	0.36
	1,769	**0.90**	1,578	0.93

Non-performing assets (NPAs) amounted to 2.06% of customer advances (2000 2.16%). The amount of NPAs increased to £4,072m (2000 £3,666m). The cumulative provisions and interest in suspense, which are deducted from advances in the balance sheet, together with their percentage cover of NPAs are as follows:

	2001		2000	
	£m	**As % of NPAs**	£m	As % of NPAs
Specific Provisions	**1,102**	**27**	971	26
General Provisions	**667**	**16**	607	17
Interest in Suspense	**123**	**3**	96	3
	1,892	**46**	1,674	46

Acquisitions

ICC Bank plc – On 16 February 2001, Bank of Scotland acquired 99.99% of the share capital of ICC Bank plc, which is based in Ireland. The remaining equity has been acquired during the year.

The consideration (inclusive of fees and expenses) was £227m, which was satisfied partly in cash raised from the proceeds of a placing of Bank of Scotland stock and partly by stock issued. Net assets of £163m were acquired which created goodwill on acquisition of £64m. This is being amortised over 20 years, resulting in a charge of £3m for the year ended 31 December 2001.

Equitable Life Assurance Society ("The Equitable") – On 1 March 2001, the Halifax Group acquired the operating assets, salesforce and unit linked and non-profit business of The Equitable. The initial consideration (including costs of acquisition) was £507m.

Net assets with a fair value of £341m were acquired creating a balance of goodwill on the acquisition of £166m. This is being amortised over 20 years, resulting in a charge of £7m for the year ended 31 December 2001.

On 11 January 2002, The Equitable's guaranteed annuity rate and non-guaranteed annuity rate policyholders voted in favour of a scheme of arrangement to compromise their respective claims against the with-profits fund. The scheme became effective on 8 February 2002.

As a result of this, in accordance with the terms of the acquisition, in addition to the consideration paid of £507m, Halifax plc agreed to pay a further £250m which it has done by unconditionally waiving the repayment of £250m of loans advanced by it to The Equitable under a fully collateralised loan facility of £251m, which was granted in 2001.

Share of Operating Profit/(Loss) in Associates and Joint Ventures
Included within the share of operating profit/(loss) in associates and joint ventures are the following items:

	2001 £m	2000 £m
Lex Vehicle Leasing:		
- exceptional	**-**	(45)
- ongoing *	**12**	(1)
Centrica Personal Finance	**17**	14
Renault Financial Services	**9**	6
esure	**(14)**	(8)
Sainsbury's Bank	**8**	5
Other	**4**	14
	36	(15)

* After charging goodwill amortisation.

Taxation
The tax charge for the year of £765m (2000 £757m), represents 29% (2000 28%) of profit before tax compared with a UK corporation tax rate applicable to the year of 30% (2000 30%).

Capital Structure

Regulatory Capital	**2001 £m**	2000 £m
Risk Weighted Assets	**157,532**	135,196
Tier 1		
Share capital	**1,292**	1,278
Less: own shares	**(5)**	(6)
	1,287	1,272
Eligible reserves	**10,203**	9,180
Minority interests (equity)	**530**	416
Minority and other interests (non-equity):		
Preferred securities	**1,789**	899
Preference shares	**198**	198
Less: goodwill	**(1,537)**	(1,344)
Total tier 1 capital	**12,470**	10,621
Tier 2		
Undated subordinated debt	**2,464**	1,936
Dated subordinated debt	**4,614**	3,814
General provisions	**622**	554
Total tier 2 capital	**7,700**	6,304
Supervisory deductions		
Unconsolidated investments – Life	**(2,894)**	(2,212)
Unconsolidated investments – Other	**(298)**	(284)
Investments in other banks and other deductions	**(355)**	(17)
Total supervisory deductions	**(3,547)**	(2,513)
Total capital	**16,623**	14,412
Tier 1 capital ratio (%)	**7.9**	7.9
Risk asset ratio (%)	**10.6**	10.7

There was an increase in total regulatory capital during 2001, from £14,412m to £16,623m.

£193m of Tier 1 capital was raised in February 2001, through a placing in the market of Ordinary Stock in connection with the acquisition of ICC Bank plc. Also in February 2001, two tax efficient issues were completed, each of £150m of Perpetual Regulatory tier One securities redeemable at the issuer's option in 2016 and 2026 carrying coupons of 7.286% and 7.281% respectively. In addition, on 28 November 2001, Tier 1 capital was strengthened further by an issue of £600m innovative, tax efficient perpetual preferred securities redeemable at the issuer's option in 2018 and having a distribution rate of 6.461%. Tier 1 capital also benefited from increased retained earnings offset by additional deductions for goodwill, mainly in relation to ICC Bank plc.

Tier 2 capital was increased during the year by subordinated debt issues of €325m in February 2001, Japanese Yen 42.5bn in February 2001, €500m in November 2001 and €1bn in December 2001.

Supervisory deductions mostly reflect investments in subsidiary undertakings that are not within the banking group for regulatory purposes. Deductions are made for the investments in Clerical Medical, St. James's Place Capital and St. Andrew's Group. Total deductions increased from £2,513m to £3,547m.

The Tier 1 ratio is 7.9% at 31 December 2001 and the risk asset ratio is 10.6%.

BankWest

	2001 A$m	2000 A$m
Net interest income	**419**	378
Non-interest income	**218**	194
Operating income	**637**	572
Operating expenses	**(393)**	(349)
Operating profit before provisions	**244**	223
Provisions for bad & doubtful debts		
Specific	**(11)**	(20)
General	**(7)**	(9)
Profit before tax	**226**	194
Total lending to customers*	**A$18.8bn**	A$16.4bn
Risk Weighted Assets	**A$14.9bn**	A$13.5bn
Net interest margin**	**2.20%**	2.21%
Cost:income ratio**	**60.6%**	59.9%

* After securitisation

** Including income grossed up on a fully tax equivalent basis at 30% (2000 34%) with the ratios adjusted for the gross up.

BankWest, in which HBOS's shareholding at 31 December 2001 was 56.3%, is a full service bank with its headquarters in Perth, the capital city of Western Australia. It is the biggest bank in its home state where it has a market share of nearly 25%, and in interstate markets it has continued to grow its business and increase its share of the national market.

BankWest's shares are listed on the Australian Stock Exchange and it has more than 68,000 shareholders.

During the 12 months BankWest successfully implemented a major organisational restructure, as part of a major strategic review undertaken in 2001, designed to significantly improve performance and deliver greater shareholder value. A feature of the new structure was the creation of two national operating divisions – BankWest Consumer Solutions and BankWest Business Solutions. Each is headed by a chief executive officer and will pursue strategies aimed at accelerating West Australian and national growth.

The new structure also created a leaner and more efficient head office to support new growth initiatives. An integrated programme to maximise the impact of a number of strategic initiatives aims to achieve cost savings of A$25m and revenue growth of A$25m by 2004.

Net interest income increased by 11% reflecting the growth in total lending. However, strong growth in housing lending (at lower interest rate margins) combined with the declining interest rate environment, diluted the net margin. Non-interest income increased by 12%, with solid growth in fees and commissions and a sizeable contribution from the Bank's Financial Markets operation.

The cost:income ratio increased slightly to 60.6%, largely as a result of costs associated with the restructure and subsequent redundancies. Cost savings and reduced consultancy and reorganisation costs in the next 12 months are expected to improve efficiency in the next year.

Operating expenses are analysed in the table below:

	2001 A$m	2000 A$m
Staff	**183**	168
Accommodation, repairs & maintenance	**26**	22
Technology	**11**	12
Marketing & communication	**22**	22
Depreciation – tangible fixed assets	**23**	22
Fees and commissions payable	**11**	26
Other	**117**	77
	393	349

Pre-tax profits increased by A$32m. The combined charge for specific and general provisions was A$18m (in 2000 the combined charge was A$29m which included a specific provision of A$18m for one large bad debt). This includes a charge to maintain the balance sheet general provision at 0.6% of risk weighted assets. Net impaired assets as a percentage of total lending to customers were 0.6%.

Post-tax return on equity of 16.2% was up on the previous period's 15.3% and earnings per share of 31.0 cents was up on 26.0 cents for the previous period.

Highlights of the year were the continuing strong growth in housing lending which increased by 18% to A$9.4bn and the growth in retail deposits of 13% to A$8.7bn.

The Australian economy rebounded strongly in the middle of 2001, after contracting in the final quarter of 2000 as timing issues associated with the new tax system coincided with a post-Olympic trough. The recovery was fuelled by residential construction, which generated strong growth in housing lending. Housing construction continues to expand, aided by historically low interest rates and government incentives. BankWest's home State of Western Australia will be at the forefront of an expected recovery of business investment.

ACCOUNTING POLICIES

The merger of Bank of Scotland Group and Halifax Group has been accounted for using the merger accounting principles set out in Financial Reporting Standard ("FRS") 6 "Acquisitions and Mergers" and the results have been presented as if the new group had been established throughout the current and comparative accounting periods.

Prior to the merger, Bank of Scotland Group prepared accounts to 28/29 February. Upon the merger becoming effective, Bank of Scotland changed its year end to 31 December. In preparing the merged financial statements of HBOS plc for the year ended 31 December 2000, the financial statements of Bank of Scotland have been prepared to cover the year to that date.

Prior to the merger, Bank of Scotland Group adopted the transitional rules of FRS 15 "Tangible Fixed Assets" whereby the gross value relating to previously revalued fixed assets was retained. Halifax Group's accounting policy was to state property at cost with no revaluation. In adopting a standard set of accounting policies for HBOS plc, the fixed assets of Bank of Scotland Group, previously revalued, have been restated at 1 January 2000 to show property at cost. The impact of this merger related adjustment is set out in Note 8.

In the current year the Group has implemented the transitional arrangement of FRS 17 "Retirement Benefits" and implemented FRS 18 "Accounting Policies". The effect of the implementation of FRS 17 and 18 on the current results and financial position is not material.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Year ended 31 December 2001 £m		Year ended 31 December 2000 £m
Interest receivable				
Interest receivable and similar income arising from debt securities		1,426		1,745
Other interest receivable		14,689		13,366
		16,115		15,111
Interest payable		(11,942)		(11,080)
Net interest income		4,173		4,031
Fees and commissions receivable		1,921		1,711
Fees and commissions payable		(517)		(407)
Dealing profits		82		66
Other operating income		1,213		843
Net operating income (all from continuing operations) (Note 1)		**6,872**		**6,244**
Administrative expenses (Note 2)	(2,967)		(2,580)	
Depreciation and amortisation				
Tangible fixed assets	(260)		(237)	
Operating lease assets	(210)		(210)	
Goodwill amortisation	(68)		(43)	
	(538)		(490)	
Operating expenses		(3,505)		(3,070)
General insurance claims		(68)		(11)
Provisions for bad and doubtful debts (Note 3)		(608)		(471)
Amounts written off fixed asset investments		(21)		(9)
Operating profit (all from continuing operations)		**2,670**		**2,683**
Before exceptional items and Intelligent Finance	2,971		2,895	
Exceptional items (Note 4)	(147)		(124)	
Intelligent Finance (Note 5)	(154)		(88)	
Share of operating profits/(losses) of joint ventures		20		(35)
Share of operating profits of associated undertakings		16		20
Merger costs – exceptional (Note 4)		(76)		-
Profit on ordinary activities before taxation		**2,630**		**2,668**

CONSOLIDATED PROFIT AND LOSS ACCOUNT (continued)

		Year ended 31 December 2001 £m		Year ended 31 December 2000 £m
Before exceptional items and Intelligent Finance	3,007		2,925	
Exceptional items (Note 4)	(223)		(169)	
Intelligent Finance (Note 5)	(154)		(88)	
Tax on profit on ordinary activities (Note 6)		(765)		(757)
Profit on ordinary activities after taxation		**1,865**		**1,911**
Before exceptional items and Intelligent Finance	2,155		2,062	
Exceptional items (Note 4)	(182)		(89)	
Intelligent Finance (Note 5)	(108)		(62)	
Minority interests: (equity)		(77)		(54)
(non-equity)		(112)		(79)
Profit attributable to Shareholders		**1,676**		**1,778**
Dividends				
Preference	37		37	
Ordinary	993		789	
		1,030		826
Retained profit of the year		**646**		**952**
Underlying earnings per share		56.6p		55.6p
Basic earnings per share		46.4p		49.9p
Diluted earnings per share		45.9p		49.7p

There were no material gains or losses other than the profit shown above in either year.

It is estimated that Group profit on ordinary activities before taxation and retained profit of the year calculated solely on a historical cost basis would not differ materially from those stated in the consolidated profit and loss account above.

CONSOLIDATED BALANCE SHEET

		As at 31 December 2001 £m		As at 31 December 2000 £m
Assets				
Cash and balances at central banks		1,150		1,252
Items in course of collection		983		754
Treasury bills and other eligible bills		4,071		3,196
Loans and advances to banks		12,929		18,117
Loans and advances to customers	201,034		171,009	
Less: non-returnable finance	(3,141)		(1,121)	
		197,893		169,888
Operating lease assets		2,042		1,519
Debt securities		42,449		29,543
Equity shares		224		147
Interest in joint ventures				
Share of gross assets	2,214		1,737	
Share of gross liabilities	(1,998)		(1,553)	
		216		184
Interest in associated undertakings		134		123
Intangible fixed assets		1,245		1,047
Tangible fixed assets		1,627		1,576
Other assets		4,205		2,703
Prepayments and accrued income		2,241		2,636
Long term assurance business attributable to shareholders		3,265		2,400
		274,674		235,085
Long term assurance assets attributable to policyholders		37,601		31,058
Total Assets		312,275		266,143
Liabilities				
Deposits by banks		30,449		25,328
Customer accounts		140,516		127,012
Debt securities in issue		69,528		53,678
Notes in circulation		737		653
Corporate taxation		69		425
Dividends payable		679		547
Other liabilities		5,153		2,837
Accruals and deferred income		5,167		5,948
Provisions for liabilities and charges				
Deferred taxation	628		497	
Other provisions	252		163	
		880		660
Subordinated liabilities				
Dated loan capital	4,966		3,854	
Undated loan capital	2,660		2,131	
		7,626		5,985
		260,804		223,073

Capital and Reserves

Called up share capital				
Preference shares (non-equity)	400		400	
Ordinary shares	892		878	
	1,292		1,278	
Share premium account	27			
Other reserves	492		209	
Profit and loss account	9,657		9,051	
Shareholders' funds (including non-equity interests)		11,468		10,538
Minority interests (equity)		415		377
Minority and other interests (non-equity)		1,987		1,097
		13,870		12,012
		274,674		235,085
Long term assurance liabilities attributable to policyholders		37,601		31,058
Total Liabilities		312,275		266,143

Memorandum Items

Contingent Liabilities		
Acceptances and endorsements	202	160
Guarantees and assets pledged as collateral security	2,133	1,713
	2,335	1,873
Commitments		
Other commitments	37,272	27,532

RECONCILIATION OF SHAREHOLDERS' FUNDS

	Year ended 31 December 2001 £m	Year ended 31 December 2000 £m
Profit attributable to shareholders	1,676	1,778
Dividends	(1,030)	(826)
Other recognised gains and losses	(6)	(7)
Dividends retained on account of stock dividends	24	70
Contribution to Employee Share Trust	(30)	(21)
Cost of employee options granted under company share ownership plans	(36)	-
Ordinary capital subscribed	309	53
Reserve arising on sale of unallocated shares	23	-
	930	1,047
Shareholders' Funds at 1 January	10,538	9,491
Shareholders' Funds at 31 December	11,468	10,538
of which:		
Attributable to non-equity interests	400	400
Attributable to equity interests	11,068	10,138
	11,468	10,538

CONSOLIDATED CASH FLOW STATEMENT

	Year ended 31 December 2001 £m	Year ended 31 December 2000 £m
Net cash inflow from operating activities (Note 7)	671	4,781
Merger costs – exceptional	(76)	-
Dividends received from joint ventures	16	11
Returns on investments and servicing of finance	(638)	(534)
Taxation	(860)	(801)
Capital expenditure and financial investment	(1,076)	(1,554)
	(1,963)	1,903
Acquisitions and disposals	(739)	(986)
Equity dividends paid	(837)	(654)
	(3,539)	263
Financing	2,662	1,184
(Decrease)/Increase in cash	(877)	1,447

NOTES ON THE ACCOUNTS

		Year ended 31 December 2001 £m		Year ended 31 December 2000 £m
1. Net Operating Income				
Net operating income includes:				
Mortgage incentives		(1,027)		(805)
Interest payable on subordinated liabilities		(467)		(422)
Dealing profits (arising from the Group's trading book)				
Foreign exchange	44		32	
Interest rate related	38	82	34	66
Finance lease rental income		671		615
Increase in value of long term assurance business		470		288
Operating lease rental income		369		311
General insurance premium income		265		95
Profit on sale of investment securities		92		116
Dividend income from equity shares		7		8
2. Administrative Expenses				
Administrative expenses (excluding exceptional items) includes:				
Wages and salaries		1,432		1,264
Social security costs		112		99
Other pension costs		73		60
Other post retirement benefits		2		6
		1,619		1,429
Less: Long term assurance business staff costs		(194)		(118)
Staff costs charged to administrative expenses		1,425		1,311
Property rentals		135		111
Hire of equipment		24		32
Gain on sale of fixed assets		(7)		(19)

The Group operates Inland Revenue approved Savings-Related Stock Option Schemes and has utilised the exemption under UITF Abstract 17.

3.

Provisions for bad and doubtful debts comprises:		
Specific	556	438
General	52	33
	---	---
	608	471
	---	---

4. **Exceptional Items**

Exceptional items include the following:

(i) Included within other operating income is an exceptional credit of £27m (tax £8m) arising from St. James's Place Capital plc's share of profits from an arrangement to transfer Life Assurance Holding Corporation Ltd's ("LAHC") investment management business to Aberdeen Asset Management plc. LAHC is an associated undertaking of St. James's Place Capital plc.

(ii) Included within administrative expenses, exceptional costs have been charged as follows:

	Year ended 31 December 2001 £m	Year ended 31 December 2000 £m
	---------	
HBOS merger integration costs (Note (a))	(132)	
Equitable Life integration costs (Note (b))	(42)	
Restructuring costs (Note (c))		(124)
	---------	---------
	(174)	(124)
Tax effect	49	31

(a) The HBOS merger integration costs cover the costs of integrating and reorganising Bank of Scotland Group and Halifax Group following the merger.

(b) The Equitable Life integration costs relate to expenses incurred during the integration of The Equitable sales force, acquired on 1 March 2001 into the new Halifax Equitable structure together with other ancillary integration costs associated with the transaction.

(c) During 2000, Bank of Scotland Group charged £80m relating to the restructuring of the Bank of Scotland UK Group; costs of £31m were incurred to cover Halifax Group's rationalisation programmes instigated across central sites, regional offices and Birmingham Midshires. Halifax Group charged a further £13m during 2000 for the rationalisation of the Halifax retail branch network.

(iii) Merger costs of £76m (tax £nil) comprise the deal costs incurred in connection with the merger of Bank of Scotland Group and Halifax Group.

(iv) During 2000, the Group's share of operating losses of joint ventures included an exceptional charge of £45m (tax £9m) reflecting a provision against Lex Vehicle Leasing Ltd's impairment of the residual value of leased vehicles.

(v) At a hearing in March 2000, the Special Commissioners decided in favour of Halifax Group that the costs of conversion to listed company status were a deductible expense for tax purposes and an exceptional tax credit of £40m was recognised and included within the Group's 2000 tax on profit on ordinary activities.

5. **Intelligent Finance**

Intelligent Finance commenced trading in September 2000. The result for 2001 was an operating loss before taxation of £154m (2000 £88m) and an operating loss after taxation of £108m (2000

loss account. This disclosure was made due to the business still being in its start–up phase and thus to aid comparability of existing business performance.

6. Taxation

The charge for taxation is based on a rate of 30% for UK Corporation Tax for the current year.

7. Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities

		Year ended 31 December 2001 £m		Year ended 31 December 2000 £m
Group operating profit		2,670		2,683
Decrease/(increase) in accrued income and prepayments		395		(642)
(Decrease)/increase in accruals and deferred income		(840)		1,561
Provision for bad and doubtful debts		608		471
Depreciation and goodwill amortisation		538		490
Amortisation of debt securities		51		21
Increase in the value of long term assurance business		(470)		(288)
Interest on subordinated loans		467		422
Profits on sale of investment securities		(92)		(116)
Profits on sale of fixed assets		(7)		(19)
Provisions utilised		(93)		(19)
Provisions for liabilities and charges		171		17
Provision against debt securities and equity shares		21		9
Exchange differences		(194)		(102)
Other non-cash movements		14		-
Net cash inflow from trading activities		3,239		4,488
Net increase in notes in circulation	84		108	
Net (increase)/decrease in items in course of collection	(229)		121	
Net (increase)/decrease in treasury and other eligible bills	(875)		255	
Net increase in loans and advances to banks and customers	(21,979)		(21,286)	
Net increase in deposits by banks and customer accounts	16,370		15,441	
Net increase in debt securities in issue	15,850		5,960	
Net increase in other assets	(1,320)		(1,117)	
Net increase in other liabilities	2,233		678	
Net (increase)/decrease in debt securities	(12,702)		133	
		(2,568)		293
Net cash inflow from operating activities		671		4,781

8. Business Merger

The merger of the Bank of Scotland Group and Halifax Group was completed on 10 September

from the alignment of accounting policies were:

	£m
Bank of Scotland Group	
Book value of net assets at time of merger	3,925
Accounting adjustments relating to merger alignment	(53)
Restated net assets at time of merger	3,872
Halifax Group	
Book value of net assets at time of merger	7,587
Accounting adjustments relating to merger alignment	(7)
Restated net assets at time of merger	7,580

An analysis of contribution to the profit attributable to shareholders made by the combining groups in the period prior to the merger date of 10 September 2001, together with the contribution from the combined Group in the period subsequent to the merger, is as follows:

Profit & Loss Account	Bank of Scotland Group Pre merger £m	Halifax Group Pre merger £m	Combined Post merger £m	Total £m
Net interest income	1,426	1,491	1,256	4,173
Non-interest income	623	964	1,112	2,699
Net operating income	2,049	2,455	2,368	6,872
Administrative expenses	(872)	(1,038)	(1,057)	(2,967)
Depreciation and goodwill amortisation	(59)	(146)	(333)	(538)
Provisions for bad and doubtful debts	(328)	(87)	(193)	(608)
General insurance claims	(12)	(34)	(22)	(68)
Amounts written off fixed asset investments	(4)		(17)	(21)
Operating profit	774	1,150	746	2,670
Before exceptional items and Intelligent Finance	774	1,269	928	2,971
Exceptional items		(9)	(138)	(147)
Intelligent Finance		(110)	(44)	(154)
Share of operating profits/(losses) of joint ventures and associated undertakings	30	(2)	8	36
Merger costs - exceptional	(40)	(36)		(76)
Profit on ordinary activities before taxation	764	1,112	754	2,630
Before exceptional items and Intelligent Finance	804	1,267	936	3,007
Exceptional items	(40)	(45)	(138)	(223)
Intelligent Finance		(110)	(44)	(154)
Taxation	(272)	(331)	(162)	(765)

Profit on ordinary activities after taxation	492	781	592	1,865
Before exceptional items and Intelligent Finance	532	901	722	2,155
Exceptional items	(40)	(43)	(99)	(182)
Intelligent Finance		(77)	(31)	(108)
Minority interests	(59)	(76)	(54)	(189)
Profit for the period attributable to shareholders	433	705	538	1,676

Pre merger results are adjusted for the effect of alignments of accounting policies and practices, which are not material.

The equivalent analysis for the year ended 31 December 2000 is as follows:

Profit & Loss Account	Bank of Scotland Group Pre merger £m	Halifax Group Pre merger £m	Total £m
Net interest income	1,645	2,386	4,031
Non interest income	1,151	1,062	2,213
Net operating income	2,796	3,448	6,244
Administrative expenses	(1,174)	(1,406)	(2,580)
Depreciation and goodwill amortisation	(299)	(191)	(490)
Provisions for bad and doubtful debts	(381)	(90)	(471)
General insurance claims	(11)		(11)
Amounts written off fixed asset investments	(9)		(9)
Operating profit	922	1,761	2,683
Before exceptional items and Intelligent Finance	1,002	1,893	2,895
Exceptional items	(80)	(44)	(124)
Intelligent Finance		(88)	(88)
Share of operating profits/(losses) of joint ventures and associated undertakings	41	(56)	(15)
Profit on ordinary activities before taxation	963	1,705	2,668
Before exceptional items and Intelligent Finance	1,043	1,882	2,925
Exceptional items	(80)	(89)	(169)
Intelligent Finance		(88)	(88)
Taxation	(286)	(471)	(757)
Profit on ordinary activities after taxation	677	1,234	1,911
Before exceptional items and Intelligent Finance	739	1,323	2,062
Exceptional items	(62)	(27)	(89)
Intelligent Finance		(62)	(62)
Minority interests	(60)	(73)	(133)
Profit for the year attributable to shareholders	617	1,161	1,778

Pre merger results are adjusted for the effect of alignments of accounting policies and practices, which are not material.

9. The financial information included in this report does not constitute the Company's statutory accounts for the year ended 31 December 2001 but is derived from those Accounts. Those Accounts have been reported on by the Group's auditors. The report of the auditors was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

Timetable and Contacts

Expected Timetable

27 February 2002	Annual Results Announcement
13 March 2002	HBOS plc Ordinary Shares Ex-Dividend Date
15 March 2002	HBOS plc Ordinary Shares Record Date
15 March 2002	Halifax plc Preference Share Dividend Payment
31 May 2002	HBOS plc Ordinary Shares Dividend Payment
25 July 2002	Interim Results Announcement

Analysts Meeting

There will be a meeting for analysts today at 9.30 am at the HBOS London Office at 33 Old Broad Street, London, EC2N 1HZ

Contacts

Investor Relations

Charles Wycks
Director of Investor Relations
(0131) 243 5509
(020) 7905 9600 (27 February only)
charleswycks@HBOSplc.com

John Hope
Assistant Director of Investor Relations
(0131) 243 5508
(020) 7905 9600 (27 February only)
johnhope@HBOSplc.com

General
(0131) 243 5521

Press Office

Shane O'Riordain
Director of Communications
(020) 7905 9600 (27 February only)
07770 544585 (mobile)
shaneo'riordain@HBOSplc.com

Mark Hemingway, Head of Media Relations
07831 390751 (mobile)

END

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RECEIVED
MAR 1 1 2002
354

Company	HBOS PLC
TIDM	HBOS
Headline	Comparative Results for 2000
Released	15:19 25 Feb 2002
RNS Number	9794R

HBOS plc: GROUP RESULTS FOR THE YEAR ENDED 31 DECEMBER 2000

To assist in the analysis of the forthcoming 2001 Preliminary Results for HBOS plc, the combined results of Bank of Scotland Group and Halifax Group for the year ended 31 December 2000 are attached. These results will be shown as 2000 comparatives in the forthcoming 2001 Preliminary Results statement.

Financial and operating reporting has been restructured along divisional lines and the 2000 comparatives at the divisional levels in this announcement reflect this new disclosure template.

The merger of Bank of Scotland Group and Halifax Group has been accounted for using merger accounting principles set out in Financial Reporting Standard 6 "Acquisitions and Mergers". These 2000 comparatives have been presented as if the new Group had been established throughout the 2000 accounting period.

The merged financial statements of HBOS also reflect the development of a consistent set of accounting polices derived from those followed by Bank of Scotland Group and Halifax Group prior to the merger. Prior to the merger, Bank of Scotland Group prepared accounts to 28/29 February. Upon the merger becoming effective, Bank of Scotland changed its year end to 31 December. To consolidate HBOS results for the year ended 31 December 2000, financial statements for Bank of Scotland Group have been derived for the year to 31 December 2000.

The following represent the major differences between the HBOS results for the 12 months to 31 December 2000 and the pro-forma information provided in the HBOS listing particulars:

Trading Period End Differences

Using the audited 28 February 2001 financial statements for Bank of Scotland Group and the Halifax Group results for the year ended 31st December 2000 as a base, the difference in trading performance between the two months to end February 2001 and the two months to end February 2000 has resulted in a total reduction of £39m to the profit before tax, exceptional items and Intelligent Finance.

Impact of Reclassifications

Certain reclassifications have been made to previous presentations. The main reclassifications relate to operating lease rental income (£311million) net of operating lease depreciation (£210 million) previously in other interest receivable. The former is now shown within other operating income, the latter as part of depreciation and amortisation.

There have been some reclassifications between Divisions with a redefinition of Group Items, insurance commissions moving from Retail to Insurance & Investment Division and parts of Treasury moving to Corporate and Business Banking.

Provisions Policy

General Provision policy has been standardised based on an expected loss methodology which is applied elsewhere in the industry. The loan loss estimate makes use of, inter alia, historical loan loss experience and economic and other business climate conditions. The Specific Provision methodology has also been standardised within all Divisions of HBOS. The impact on 2000 results of aligning general and specific provisioning policy methodologies resulted in no change to the levels of provision.

Accounting Policy Alignment

HBOS has adopted a consistent approach to the transitional arrangements of FRS 15 “Tangible Fixed Assets”. This has resulted in Bank of Scotland Group restating the carrying value of its tangible fixed assets from a revaluation basis to a historical cost basis. This decreases the Group’s tangible fixed assets by £47 million, with a corresponding decrease to the Group’s reserves.

While a number of other accounting practices have now been aligned across the Group, none of these were material in the context of the Group’s results.

HBOS plc: GROUP RESULTS FOR THE YEAR ENDED 31 DECEMBER 2000

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		2000 £m
Interest receivable		
- Interest receivable and similar income arising from debt securities		1,745
- Other interest receivable		13,366
		15,111
Interest payable		(11,080)
Net interest income		4,031
Fees and commissions receivable		1,711
Fees and commissions payable		(407)
Dealing profits		66
Other operating income		843
Net operating income (all from continuing operations)		**6,244**
Administrative expenses	(2,580)	
Depreciation and amortisation		
- Tangible fixed assets	(237)	
- Operating lease assets	(210)	
- Goodwill amortisation	(43)	
	(490)	
Operating expenses		(3,070)
General insurance claims		(11)
Provisions for bad and doubtful debts		(471)
Amounts written off fixed asset investments		(9)
Operating profit (all from continuing operations)		**2,683**
Before exceptional items and Intelligent Finance	2,895	
Exceptional items	(124)	
Intelligent Finance	(88)	
Share of operating losses of joint ventures		(35)
Share of operating profits of associated undertakings		20
Profit on ordinary activities before taxation		**2,668**
Before exceptional items and Intelligent Finance	2,925	
Exceptional items *	(169)	
Intelligent Finance	(88)	
Tax on profit on ordinary activities		(757)
Profit on ordinary activities after taxation		**1,911**
*Includes an exceptional item of £45m in respect of Lex Vehicle Leasing		

CONSOLIDATED PROFIT AND LOSS ACCOUNT (continued)

		2000 £m
Profit on ordinary activities after taxation		**1,911**
Before exceptional items and Intelligent Finance	2,062	
Exceptional items	(89)	
Intelligent Finance	(62)	
Minority interests:		
(equity)		(54)
(non-equity)		(79)
Profit attributable to Shareholders		**1,778**
Dividends		
- Preference	37	
- Ordinary	789	
		826
Retained profit of the year		**952**
Underlying earnings per share		55.6p
Basic earnings per share		49.9p
Diluted earnings per share		49.7p

There were no material gains or losses other than the profit shown above.

It is estimated that Group profit on ordinary activities before taxation and retained profit of the year calculated solely on a historical cost basis would not differ materially from those stated in the consolidated profit and loss account above.

CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2000

		2000 £m
Assets		
Cash and balances at central banks		1,252
Items in course of collection		754
Treasury bills and other eligible bills		3,196
Loans and advances to banks		18,117
Loans and advances to customers	171,009	
Less: non-returnable finance	(1,121)	
		169,888
Operating lease assets		1,519
Debt securities		29,543
Equity shares		147
Interest in joint ventures		
Share of gross assets	1,737	
Share of gross liabilities	(1,553)	
		184
Interest in associated undertakings		123
Intangible fixed assets		1,047
Tangible fixed assets		1,576
Other assets		2,703
Prepayments and accrued income		2,636
Long term assurance business attributable to shareholders		2,400
		235,085
Long term assurance assets attributable to policyholders		31,058
Total Assets		266,143

Liabilities		
Deposits by banks		25,328
Customer accounts		127,012

Notes in circulation		653
Corporate taxation		425
Dividends payable		547
Other liabilities		2,837
Accruals and deferred income		5,948
Provisions for liabilities and charges		
- Deferred taxation	497	
- Other provisions	163	
		660
Subordinated liabilities		
- Dated loan capital	3,854	
- Undated loan capital	2,131	
		5,985
		223,073

Capital and Reserves		
Called up share capital		
Preference shares (non-equity)	400	
Ordinary shares	878	
	1,278	
Other reserves	209	
Profit and loss account	9,051	
Shareholders' funds (including non-equity interests)		10,538
Minority interests (equity)		377
Minority and other interests (non-equity)		1,097
		12,012
		235,085
Long term assurance liabilities attributable to policyholders		31,058
Total liabilities		266,143

MEMORANDUM ITEMS

Contingent liabilities		
- Acceptances and endorsements		160
- Guarantees and assets pledged as collateral security		1,713
		1,873
Commitments		
- Other commitments		27,532

CONSOLIDATED PROFIT AND LOSS ACCOUNT

DIFFERENCES BETWEEN HBOS 2000 COMPARATIVES AND LISTING PARTICULARS

£m	Disclosed as 2000 Comparatives	BoS Trading Period End Differences[1]	Impact of Reclassifications[2]	Policy Align ment	Disclosed per listing particulars
Net Interest Income	4,031	51	103	-	4,185
Non Interest Income	2,204	5	(325)	-	1,884
Operating Expenses	(3,070)	(25)	439	6	(2,650)
General Insurance Claims	(11)	-	11	-	
Provisions for bad and doubtful debts	(471)	(4)	-	-	(475)
Operating Profit	**2,683**	**27**	**228**	**6**	**2,944**
Before exceptional items and Intelligent Finance	2,895	43	-	6	2,944
Exceptional Items	(124)	(16)	140	-	-
Intelligent Finance	(88)	-	88	-	-
Share of operating profits of Joint Ventures and Associates	(15)	(4)	45	(1)	25
Exceptional Items and Intelligent Finance	-	-	(273)	-	(273)
Profit on ordinary activities before tax	**2,668**	**23**	**-**	**5**	**2,696**
Before exceptional items and Intelligent Finance	2,925	39	-	5	2,969
Exceptional Items	(169)	(16)	-		(185)
Intelligent Finance	(88)	-	-	-	(88)

1 Bank of Scotland trading period end differences represent the changes to the consolidated profit and loss account arising from the change in the period of presentation from the 12 months to 31 December 2000 as used in the 2000 comparatives, compared to the 12 months to 28 February 2001 per the audited profit and loss account used in the listing particulars.

2\. The main reclassifications relate to operating lease rental income (£311 million) net of operating lease depreciation (£210 million) previously included in Net Interest Income. The former is now shown within Non Interest Income, the latter as part of Depreciation and Amortisation (included in Operating Expenses above). The 2000 comparative number for operating expenses includes exceptional items and Intelligent Finance. The presentation in the Listing Particulars excluded exceptional items and Intelligent Finance.

CONSOLIDATED BALANCE SHEET

DIFFERENCES BETWEEN HBOS 2000 COMPARATIVES AND LISTING PARTICULARS

TOTAL ASSETS

£m	Halifax Group	Bank of Scotland Group	HBOS Consolidation Adjustments	HBOS Group
Disclosed as 2000 comparatives	**182,510**	**84,514**	**(881)**	**266,143**
Growth in total assets in 2 months to 28 February 2001*		1,671		1,671
Grossing up for long term assurance business attributable to policyholders in respect of St Andrew's Group		(125)		(125)
Alignment of accounting policies	10	53		63
Netting of intercompany balances			881	881
Disclosed per listing particulars	**182,520**	**86,113**	**-**	**268,633**

* Net of Securitisation

EQUITY SHAREHOLDERS' FUNDS*

£m	Halifax Group	Bank of Scotland Group	HBOS Group
Disclosed as 2000 comparatives	**6,826**	**3,312**	**10,138**
Profit attributable to shareholders for the 2 months to 28 February 2001		98	98
Ordinary capital subscribed		226	226
Contributions to employee share trust		6	6
Alignment of accounting policies	7	53	60
Disclosed per listing particulars	**6,833**	**3,695**	**10,528**

* Excluding non-equity interests

DIVISIONAL PROFIT AND LOSS ACCOUNTS

DIFFERENCES BETWEEN HBOS 2000 COMPARATIVES AND LISTING PARTICULARS

PROFIT BEFORE TAX, EXCEPTIONAL ITEMS AND INTELLIGENT FINANCE

£m	Disclosed As 2000 Comparatives	Trading Period End Differences	Impact of Reclassifications	Accounting Policy Alignment	Disclosed Per listing Particulars
Retail	1,567	(1)	133	10	1,709
Insurance & Investment	593	2	(99)		496
Business Banking	290	15	(47)	(5)	253
Corporate Banking	376	33	(57)		352
Treasury	210	1	60		271
Other (including BankWest)	(111)	(11)	10	-	(112)
Profit before tax, exceptional items and Intelligent Finance	**2,925**	**39**	**-**	**5**	**2,969**

Retail Banking

	2000 £m
Operating income	3,446
Operating expenses *	(1,640)
Operating profit before provisions	1,806
Provisions for bad & doubtful debts	
Specific	(248)
General	(11)
Share of profits of associates and joint ventures	20
Profit before tax*	1,567
Net interest margin	2.44%

* Excluding exceptional items and Intelligent Finance.

Insurance & Investment

	2000 £m
Operating income	764
Operating expenses*	(152)
Claims payable	(11)
Operating profit	601
Share of profits of associates and joint ventures	(8)
Profit before tax*	593

* Excluding exceptional items

Business Banking

	2000 £m
Operating income	923

Operating profit before provisions	360
Provisions for bad & doubtful debts	
Specific	(93)
General	18
Share of profits of associates and joint ventures*	5
Profit before tax*	290
Net interest margin	3.16%

* Excluding exceptional items

Corporate Banking

	2000 £m
Operating income	609
Operating expenses*	(119)
Operating profit before provisions	490
Provisions for bad & doubtful debts	
- Specific	(90)
- General	(37)
Share of profits of associates and joint ventures	13
Profit before tax*	376
Net interest margin	1.64%

* Excluding exceptional items

Treasury

	2000 £m
Operating income	288
Operating expenses	(78)
Profit before tax	210
Net interest margin (bp)	27

For further information please contact

Charles Wycks
Director of Investor Relations
07747 790456

John Hope
Assistant Director of Investor Relations
07836 701348

or Executive Office, London – 0207 905 9600

END

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